As filed with the Securities and Exchange Commission on January 14, 2000
                                                              File No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
--------------------------------------------------------------------------------

                               AMAZON HERB COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

-----------------------------------------------------------------------------------------------------------------
            FLORIDA                                  2833                               65-0199738
(STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL              (IRS EMPLOYER NUMBER)
 INCORPORATION OR ORGANIZATION           CLASSIFICATION CODE NUMBER)
-----------------------------------------------------------------------------------------------------------------

                             1002 JUPITER PARK LANE
                                JUPITER, FL 33458
                                 (561) 575-7663

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JOHN H. EASTERLING
                             1002 JUPITER PARK LANE
                                JUPITER, FL 33458
                                 (561) 575-7663

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                           CODE, OF AGENT FOR SERVICE)

                 COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:

                             ROBERT C. HACKNEY, ESQ.
                              JOEL M. MCTAGUE, ESQ.
                             HACKNEY & MILLER, P.A.
                           ADMIRALTY OFFICE TOWER TWO
                          4400 PGA BOULEVARD, SUITE 505
                          PALM BEACH GARDENS, FL 33410
                                 (561) 627-0677
================================================================================

        Approximate date of commencement of proposed sale to the public:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, check the following box and list the Securities Act registration statement number or the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462
(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF         AMOUNT TO BE REGISTERED      PROPOSED MAXIMUM OFFERING    PROPOSED             AMOUNT OF
SECURITIES TO BE REGISTERED                                 PRICE PER SHARE                                   REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock and               5,000,000                    $5.50                        $27,500,000.00       $7,260
Class A Common Stock
Purchase Warrants
------------------------------------------------------------------------------------------------------------------------------

(1) Registration fee enclosed herewith. Estimated solely for purposes of calculating the registration fee under Rule 457.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

PROSPECTUS (SUBJECT TO COMPLETION)

Issued January 14, 2000

                                 5,000,000 UNITS
                               AMAZON HERB COMPANY
             COMMON STOCK AND CLASS A COMMON STOCK PURCHASE WARRANTS

--------------------------------------------------------------------------------

         Amazon Herb Company, a Florida corporation (the "Company"), has registered 5,000,000 Units consisting of 5,000,000 shares of its Common Stock (the "Common Stock"), and 5,000,000 Class A Common Stock Purchase Warrants (the "Class A Warrants), which may from time to time be offered by this Prospectus on a delayed basis under Rule 415 principally in connection with the acquisition, directly or indirectly, of entities. Such shares may be issued in exchange for the shares of capital stock (by merger or otherwise), partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, or in exchange for assets used in or related to the business of such entities. The terms of the offers will be determined through exchange offers to stockholders. Underwriting discounts or commissions will generally not be paid by the Company. Under some circumstances, however, the Company may issue shares of Common Stock covered by this Prospectus to pay brokers' commissions incurred in connection with acquisitions.

         The Company has filed a Registration Statement on Form S-4 (including all amendments and documents incorporated by reference, the "Registration Statement"), under the Securities Act of 1933, as amended ("the Securities Act"), with the Securities and Exchange Commission (the "SEC") covering up to 5,000,000 shares of the Common Stock offered hereby. This Prospectus does not cover any resale of Common Stock, and no person is authorized to make use of this Prospectus in connection with any such resale or distribution.

--------------------------------------------------------------------------------

      AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF
                 RISK - SEE "RISK FACTORS" BEGINNING ON PAGE 16

--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THIS ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                 The date of this prospectus is January __, 2000

                              AVAILABLE INFORMATION

         The Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC, 20549, as well as at the following SEC Regional Offices: Seven World Trade Center, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC, 20549.

         The Company has filed the Registration Statement under the Securities Act covering the securities described herein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement and the exhibits thereto, which may be inspected without charge at the office of the SEC at 450 Fifth Street, NW, Washington, DC, 20549, and copies of which may be obtained from the SEC at prescribed rates.

         The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the SEC. The address of such site is http://www.sec.gov.

                           FORWARD LOOKING STATEMENTS

         This Prospectus and the documents incorporated herein by reference contain forward-looking statements based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management. All statements, trends, analyses and other information contained in this Prospectus relative to trends in net sales, gross margin, anticipated expense levels and liquidity and capital resources, as well as other statements including, but not limited to, words such as "anticipate," "believe," "plan," "estimate," "expect," "seek" and "intend," and other similar expressions, constitute forward-looking statements. These forward-looking statements involve risks and uncertainties, and actual results may differ materially from those anticipated or expressed in such statements. Potential risks and uncertainties include, among others, those set forth herein under "Risk Factors." Particular attention should be paid to the cautionary statements involving the Company's limited operating history, the unpredictability of its future revenues, the unpredictable and evolving nature of its business model, the intensely competitive internet service industry and the risks associated with capacity constraints, systems development, management of growth, acquisitions, any new products and international or domestic business expansion. Except as required by law, the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers, however, should carefully review the factors set forth in other reports or documents that the Company will file with the SEC from time to time.

                             BUSINESS OF THE COMPANY

MISSION STATEMENT AND COMPANY PHILOSOPHY

The Company's mission is to supply consumers with herbs and herbal extracts from the Rainforest of the Amazon Basin while simultaneously promoting and supporting the preservation of the flora and fauna of the Rainforest. The Company works directly with a number of indigenous communities to ecologically harvest sustainable resources. In addition, as an environmentally responsible company, the Company commits 10% of its net profits to be returned to the Rainforest to help protect and preserve the Rainforest and the indigenous people of the Amazon River Basin.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in Florida on June 6, 1990, under the name Marco Polo Trading Co., Inc. On April 1, 1991, the Company registered the name Amazon Herb Company as a fictitious name. On January 8, 1993, the Company filed Articles of Amendment changing its name to Amazon Herb Company. The Company also does business under the name of Rainforest Bio-Energetics.

INDUSTRY OVERVIEW

Based on estimates in "The U.S. Market for Vitamins, Supplements, and Minerals," a 1997 market report prepared by Packaged Facts (the "Packaged Facts Report"), an independent consumer marketing research firm, the retail market for vitamins, minerals and other supplements (excluding sports nutrition and diet products) has grown at a compound annual rate of 15% from $3.7 billion in 1992 to $6.5 billion in 1996. A large portion of this growth is attributable to an increase in sales of other supplements (primarily herbal products), which grew from $570 million in 1992 to $2.3 billion in 1996. The Packaged Facts Report forecasts 13.6% compound annual growth in the market for vitamins, minerals and other supplements (excluding sports nutrition and diet products), including 25% compound annual growth in the market for other supplements through 2001. Compound annual growth rates from 1992 through 1996 for vitamins, minerals and other supplements were 8.0%, 5.2% and 41.7%, respectively.

According to Nutrition Business International (NBI), an independent industry source, consumers spent $3.7 billion on organic foods at retail stores in the United States in 1996. NBI projects sales to double to $7.2 billion by decade's end with average annual growth of 18%. According to the NBI, the Botanicals and Dietary Supplements section showed a healthy 26.3% average increase in sales growth in 1998. Last year, the Direct Selling Association (DSA) estimated 1998 U.S. retail direct sales to be more than $23 billion, with MLM companies accounting for 80% of sales. The membership roster of the DSA includes broad-based pioneers such as Amway and Avon as well as companies such as Herbalife and Pharmanex that specialize in nutritional supplements. Home and family care products account for 32% of total sales, wellness products - including vitamins and weight loss products - account for 17% of total sales or $3.9 billion. Dane Woodruff, President and CEO of Lawrenceville, Georgia-based Health Trust Alliancetm, estimates that 10% to 15% of all pharmacists currently sell MLM products ranging from nutritional supplements to health aids. According to Natural Business Communications LLC, an independent industry source, the annual domestic retail market for dietary supplements was $6.5 billion in 1997. In the last several years, the Company believes that public awareness of the positive effects of dietary supplements on health has been heightened by widely publicized reports of scientific findings. Recent studies have indicated a correlation between the regular consumption of selected supplements and reduced incidences of conditions such as heart disease, cancer, stroke, arthritis, osteoporosis, mental fatigue and depression and neural tube birth defects. In the opinion of the Company, the rise of alternative medicine and the holistic health movement has also contributed to increased sales of dietary supplements.

The Company expects that the aging of the United States population, together with a corresponding increased focus on preventative health measures, will result in increased demand for dietary supplement products. According to the United States Census Bureau, through 2010, the 35-and-older age group of consumers, which represents a substantial majority of regular users of dietary supplements, is expected to grow significantly faster than the general United States population. Based on a national survey indicating that approximately 35% of Americans consumed supplements on a regular basis in 1996, the Company believes that there is a large untapped domestic market for dietary supplements. Industry sources also report that vitamin consumers are taking more vitamins and nutritional supplements per day than in the past.

The primary channels of distribution in the dietary supplement industry are: (i) mass market retailers which include drug stores, supermarkets, mass merchandisers and discount stores; (ii) health food stores; (iii) direct sales organizations; and (iv) mail order. Within the mass market retailer channel, there are three primary vitamin product categories: national brands, broadline and other brands and private label brands.

While the retail channel of distribution for dietary supplements has been consolidating, there has not yet been any significant consolidation among the companies that manufacture and sell these products. The dietary supplement industry remains fragmented, and the Company believes that no company controls more than 10% of the market.

BUSINESS

The Company is engaged in the importing, manufacturing and distribution of herb products produced from the Amazon rainforests of Peru, Brazil, Paraguay and Uruguay. The Company conducts its operations from Jupiter, Florida, and maintains warehouse facilities in Bremen, Georgia, and Woodbine, Iowa.

The Company has experienced substantial growth in sales in recent years. From 1992 to 1999, the Company's sales grew from $234,000 to $2,546,284. The company experienced an extraordinary loss by withdrawing its registration statement it had filed during the year with the Securities and Exchange Commission for issuing publicly traded stock. As part of that registration the company incurred offering costs of $257,144. As a result of the withdrawal, these costs were expensed in fiscal 1999.

PRODUCT DISTRIBUTION/DIRECT SALES THROUGH INDEPENDENT DISTRIBUTORS

The Company's products are marketed through a network marketing system exclusively through a sales force of independent associates who are not employees of the Company. This system was developed by the Company in 1993. As with most network marketing systems, the Company's Associates purchase products for retail sale and personal consumption. The Company believes network marketing is an effective vehicle to distribute the Company's products for the following reasons: (i) the benefits of the Company's products are explained more readily on an individual, educational basis, which emphasizes the manner in which its products work, and is more direct than the use of television and print advertisements; (ii) direct sales allow for consumers to try the products; (iii) it enhances the impact of associate and consumer testimonials; and (iv) as compared to other distribution methods, Associates can provide higher levels of customer service and attention by, among other things, following up on sales to ensure proper product usage and customer satisfaction, and encouraging repeat purchases. The network marketing system enables the Company's independent associates to earn profits by selling Amazon Herb products on a retail basis to consumers. Also, Associates may develop their own associate organizations by sponsoring other "associates" or distributors to do business in any market where the Company operates, entitling the sponsors to receive commissions and bonuses on product sales within their downline organizations. The Company believes that its network marketing system will continue to build a base of potential consumers for additional products.

The Company's finished products are packaged only for the network marketing distribution channel and are not available through retailers. The Company's independent associates are not required to pay any sign-up fees or to buy any kits. The Company encourages Associates to enroll new Associates with whom the Associates may have an ongoing relationship as a family member, friend, business associate, neighbor or otherwise.

To become a Company associate, a person or entity must enter into a standard associate agreement with the Company which obligates that person to abide by the Company's policies and procedures. A $50.00 order qualifies an associate to receive commissions. With the first order, information is sent which includes all of the materials necessary for an associate to commence operating his or its distributorship including information about the Company, product information, support functions, training materials, the profit program, policies and procedures, order forms, application forms and sales aids. To remain active a $10.00 annual renewal is required of all associates. The number of active Company associates as of May 1, 1999, was approximately 10,000. An "active" Company distributor is defined to mean any distributor who is eligible to participate in the Company business, including all new associates as well as those existing associates who have renewed their distributorship during the last twelve months.

The Company processes, fills and ships orders from the Company's distribution center, usually within a 24 hour period after the order is placed by the distributor. The Company allows its customers to return any product, for any reason, for one year from the date of purchase for a total refund or replacement. In the event of termination of the relationship between the Company and a distributor, the Company will repurchase from such distributor all resaleable inventory purchased by such distributor within 12 months of such termination for 90% of the original net cost to the distributor. The Company provides for a reserve for such returns, however, to date, such returns have not been material.

The Company's success is dependent upon continued sales of its products to consumers by its distributors and the ongoing recruitment and maintenance of a motivated, experienced network of distributors. The Company sponsors and conducts regional and national conventions in order to educate and recruit distributors, and employs various technologies and innovations which allow for fast and efficient communication and service among the Company, its distributors and their customers. These include such tools as the monthly automatic shipping program which allows products to be regularly shipped each month directly from the Company to the end-user. Also, the Company maintains a dedicated department to provide information and assistance to distributors. The Company publishes and distributes a newsletter to inform its distributors of recent developments and other relevant information and to recognize the accomplishments of certain distributors.

The Company believes that high quality sales aids play an important role in the success of Associate efforts. The Company is committed to fully utilizing current and future technologies to continue to enhance the effectiveness of direct selling.

The Company built a website as marketing support for its distributors at WWW.RAINFORESTBIO.COM. The Company plans to enhance its website for additional exposure and to provide additional support to its distributors by using video-conferencing via internet. The Company is investigating the possibility of using new technologies which would allow the Company's distributors to access information regarding consumers and distributors in their downline. This information is currently being provided by telephone and fax. The Company believes that its products and its network marketing system are very compatible with internet commerce because independent distributors of the company's products have an incentive to direct traffic to the company's website.

Management believes that the Company's network marketing system is suited ideally to its products which emphasize a healthy lifestyle because sales of such products are strengthened by ongoing contact between consumers and distributors who use the Company's products themselves. The Company's network marketing system appeals to a broad cross-section of people throughout the United States, particularly those seeking to supplement the family income. The Company intends to offer participation in a stock option plan and stock purchase plan to distributors who reach certain sales targets.

ASSOCIATE PROFIT PLAN

All Associate profits are paid monthly directly by the Company and are based on sales of the Company's products. The Company's profit plan integrates a single downline, or "unilateral" element, with an infinity bonus which adds additional compensation based upon attainment of certain Associate leadership levels. The result of this structure is to compensate both Associates in the early stages of building their business and Associates with more established organizations, by rewarding Associates for helping the Associates in their organization to be successful.

Management calls this plan the Amazon Warrior Profit Plan (the "Plan"). An Associate who purchases at least $50 of Company product is designated as an "Ambassador" and is paid 10% of the amount purchased by his or her first and second level Associates. (A first level Associate is a person who is introduced to the Company by the Ambassador and becomes a "downline" distributor of the Ambassador. A second level Associate is a person who is sponsored into their distributorship by the first level Associate.) Each person who is directly sponsored by the Ambassador begins what is known as a "leg" and as that new Associate directly sponsors new distributors, the leg grows in both length and width. An Ambassador with three "legs" is paid 10% on all purchases through three levels, an Ambassador with four "legs" is paid 10% on all purchases through four levels, and an Ambassador with five "legs" is paid 10% on all purchases through five levels. If the Ambassador has a monthly auto ship order of $100 or more, the Ambassador receives a bonus of 50% on a new associate's order. An Ambassador with five "legs" is designated a "Five Star Ambassador" and qualifies for the "Infinity Bonus" which is a percentage of amounts generated from the sixth level down, regardless of depth. The bonus percentage varies from 1% to 8% on the sixth level down, which means that an Associate has the potential to earn as much as 10% on the first five levels, and up to 8% on all levels beyond the fifth level. In addition, for Ambassadors that reach the maximum compensation of 8% on the Infinity Bonus, there is a profit sharing pool of 1% (5 people) of the Company's monthly sales which is divided among those Ambassadors.

The Company believes that its profit plan is among the most associate friendly and financially rewarding plans offered in the industry. Commissions can reach 60% of finished product sales if Associates reach the highest levels in the plan. Currently, the Company expends approximately 45% of finished product revenues on commissions or approximately 30% of the total revenue.

The ages of the Company's customers varies widely, but approximately 70% of its customers are between the ages of 30 and 60. The Company markets its products throughout the United States with Florida, New York, and California being the Company's largest single markets. To date, the Company has done little advertising, but hopes to increase its advertising expenditures substantially. The Company plans to substantially update all Associates' information and marketing tools.

The retail price of the Company's products range from $15.00 per 100 capsule bottle of Una de Gato to $48.00 for the 500 oz. bottle of Fiberzon. The Company markets a quick start kit consisting of one of each of the Company's products for $300.00.

PURCHASING OF RAW MATERIALS

The raw materials necessary for the manufacture and production of the Company's products are gathered by various villages of indigenous people who reside in the Amazon Rainforest. The majority of the Company's raw materials originate in Peru. These materials may be harvested only by those holding an extraction permit issued by the various governments. These raw materials are gathered, sorted, classified and inspected at a compound in the country of collection. Although the Company does not own the compound in Peru, the construction of two buildings on this property were funded from profits derived from sales of botanicals to the Company, and Management believes that the continued use of the compound is dependent upon the Company's activities. The Peruvian compound currently employs 12 people although none of these persons are employees of the Company.

Once the botanicals have been sorted, cleaned, cut, bundled and validated as to their authenticity, a sanitary permit must be issued by the appropriate government before they are shipped. Then, the raw material is then transported by truck to a seaport where it is shipped to Miami, Florida, and inspected by U.S. Customs, FDA and U.S. Department of Agriculture. The Company uses approximately 60% of the imported raw materials in the Company's proprietary finished goods and 40% sells in bulk to third parties. Management then inspects and tests the raw materials in Jupiter, Florida. If acceptable, the raw materials are then sent to contract processing plants in either Titusville, Florida, or Woodbine, Iowa.

MANUFACTURING AND PROCESSING

The Company has no manufacturing facility of its own. Rather, it performs all of its manufacturing on a contract basis by third party manufacturers.

After the botanicals have been inspected and tested in Jupiter, Florida, the Company ships and sells approximately 30% of the raw materials to third parties for their own manufacturing and processing. The company sends the remaining 70% to one of two manufacturing facilities for processing. The majority of the contract manufacturing for the Company is performed at a facility in Woodbine, Iowa, and a lesser amount in Titusville, Florida. At these facilities, the raw material is cut and ground into powder. Some of the raw material is ground into a course mix which is then sent to a California facility for packaging into tea bags. The powder is sent to the Company's warehouse in Georgia where it is stored until needed. It is finished ultimately by encapsulators in Florida and California who compress the powder into tablets or capsules, and package the finished products.

The liquified products are manufactured at the Iowa facility. Here the raw materials are treated for approximately two weeks and then pressed. The liquid extract is then bottled and packaged. To a lesser extent, this facility also performs a dry extraction process. All finished products are warehoused in Jupiter, Florida.

DESCRIPTION OF KEY PRODUCTS

Arcozon
Multi-Herb Formula that supports the immune system.

Calmazon
Assists body's ability to relieve stress naturally.

Digestazon
Aids the body's natural process of digestion and nutrient absorption.

Envirozon
Assists the body's natural ability to cleanse and restore balance after exposure to environmental impurities. Supports healthy liver function.

Fiberzon
Assists the body's natural ability to cleanse and eliminate unwanted toxins. Helps maintain a healthy intestinal tract.

Illumination
A complete formula for whole body health. Includes arcozon, calmazon, digestazon, envirozon and metabazon..

Kavazon
A special blend of herbs to promote a natural feeling of peace and relaxation.

Lunazon
Assists the body's natural ability to maintain harmony during cyclical imbalance.

Metabazon
Assists the body's natural ability to maintain metabolic harmony.

Recovazon
Assists the body's natural ability to recover faster and promotes comfortable joint and muscle function.

Shipibo Treasure Tea
All natural herbs provide flavor, energy and clarity, caffeine-free.

Stevia
Convenient Liquid Dietary Supplement. Research shows Stevia contains unique compounds called steviosides, which have been reported to be 300 times sweeter than sugar.

Sumacazon
Maximizes youthful energy and vitality.

Una De Gato
Supports the body's immune system.

Warrior
Facilitates stamina and athletic performance.

CUSTOMERS

The Company's customers consist principally of individuals located throughout the United States, many of whom sell and distribute the Company's products. No single customer accounts for five percent (5%) or more of the Company's sales. The largest concentration of the Company's customers are in California, Florida, and New York. The Company has no plans to market its products outside the United States in the foreseeable future.

GOVERNMENT REGULATION

The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the Food & Drug Administration ("FDA"), the Federal Trade Commission (the "FTC"), the Consumer Products Safety Commission, the United States Department of Agriculture, the United States Postal Service, the

United States Environmental Protection Agency and the Occupational Safety and Health Administration. Various agencies of the states and localities regulate these activities, as well as foreign countries, in which the Company's products are sold. In particular, the FDA regulates the safety, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over the counter and prescription drugs and cosmetics. The regulations that are promulgated by the FDA relating to the manufacturing process are known as Current Good Manufacturing Practices ("CGMPs"), and are different for drug and food products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of vitamins, over the counter drugs, cosmetics and foods.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted on October 25, 1994. DSHEA amends the Federal Food, Drug and Cosmetic Act by defining dietary supplements, which include vitamins, minerals, nutritional supplements and herbs as a new category of food separate from conventional food. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, the FDA is prohibited generally from regulating the active ingredients in dietary supplements as food additives or as drugs unless product claims, such as claims that a product may heal, mitigate, cure or prevent an illness, disease or malady, trigger drug status.

DSHEA provides for specific nutritional labeling requirements for dietary supplements and final regulations have been published with an October 23, 1997, effective date for the notification to FDA of Statements of Nutritional Support and new dietary ingredients, and a March 23, 1999, effective date for the labeling provisions. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or function of the body. Any statement of nutritional support beyond traditional claims must be accompanied by disclosure that the FDA has not evaluated such statement and that the product is not intended to cure or prevent any disease. The Company anticipates that the FDA will finalize CGMPs which are specific to dietary supplements and require at least some of the quality control provisions contained in the CGMPs for drugs, which are more rigorous than CGMPs for foods. Currently, the Company manufactures its vitamins and nutritional supplement products in compliance with the applicable food CGMPs.

The Company cannot determine what effect such regulations implementing DSHEA, which were adopted on September 23, 1997, will have on its business in the future. Such regulations require expanded and different labeling for the Company's vitamins and nutritional supplement products and, among other things, require additional recordkeeping, warnings, notification procedures and expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims, safety or efficacy. The Company believes that it is in material compliance with all applicable laws at the present time.

DSHEA created two new governmental bodies, the Office of Dietary Supplements ("ODS") established within the National Institutes of Health, and the Presidential Commission on Dietary Supplements ("Commission"). The Commission, which was established for two years to provide recommendations to the President and Congress for the regulation of supplement labeling and health claims, including procedures for making disease-related claims, issued its final report on November 24, 1997. Such report includes findings which are similar, and different in material respects from the FDA regulations on DSHEA. Such report further recommends that ODS, which is charged with coordinating research results and advising the Secretary of Health and Human Services on supplement regulation, safety and health claims, be funded as authorized by DSHEA. The Company cannot determine what effect such report will have on its business in the future, and such report could lead to legislative or regulatory changes to the final rules promulgated by the FDA under DSHEA.

Although the vitamin and nutritional supplement industry is subject to regulation by the FDA and local authorities, dietary supplements, including vitamins, minerals, herbs and nutritional supplements, have now been affirmed statutorily as a food and not as a drug or food additive. Therefore, the regulation of dietary supplements is less restrictive than that imposed upon manufacturers and distributors of drugs or food additives. Unlike food additives and new drugs, which require regulatory approval of formulation, safety and labeling, and for drugs, efficacy prior to marketing, dietary supplement companies are authorized to make substantiated statements of nutritional support and to market manufacturer-substantiated-as-safe dietary supplement products without such FDA preclearances. Failure to comply with applicable FDA requirements can result in sanctions being imposed on the Company or the manufacturers of its products, including warning letters, product recalls and seizures, injunctions and criminal prosecutions.

The Company is subject to regulation under various international, state and local laws which include provisions regulating, among other things, the operations of direct sales programs. Regulations regarding network marketing companies are a complexity of overlapping laws which vary from jurisdiction to jurisdiction. Network sales programs are affected by combinations of business opportunity statutes, franchise and securities statutes, anti-pyramid statutes, network distribution statutes, and state lottery statutes, as well as U.S. Post Office and Federal Trade Commission fraud regulations, among others. In addition, in the Company's opinion, some regulatory officials seem to have a negative bias toward the legality of network marketing as a means of merchandising. Many network marketing programs have been targeted for prosecution and litigation under a variety of laws, though enforcement of these statutes and regulations appears selective to the Company. Failure to comply with the laws of any jurisdiction can result in the loss of the Company's ability to operate therein for indefinite periods of time, and could possibly affect its ability to operate in other jurisdictions as well. The Company is subject to the risk that in one or more of its markets, its marketing system could be found not to be in compliance with applicable regulations. Failure by the Company to comply with these regulations could have a material adverse effect on the Company and a particular market or the Company's markets in general.

COMPETITION

The Company is subject to significant competition for the recruitment of sales personnel and distributors from other network marketing organizations, including those that market weight management products, food and dietary supplements and personal care products, as well as other types of network marketed products. Some of the Company's competitors are substantially larger and have available considerably greater financial resources than the Company. The Company's ability to remain competitive depends, in significant part, on the Company's success in recruiting and retaining distributors through an attractive compensation plan and other incentives. The Company believes that its compensation plan, and other incentive programs provide its distributors with significant earning potential. There can be no assurance, however, that the Company's programs for recruitment and retention of distributors will be successful.

The business of marketing food and dietary supplement products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, retailers and physicians that actively compete for the business of consumers both in the United States and abroad. In addition, the market is highly sensitive to the introduction of new products (including various prescription drugs) that may rapidly capture a significant share of the market. As a result, the Company's ability to remain competitive depends in part upon its successful introduction of new products.

TRADEMARKS AND SERVICE MARKS

The Company's products are packaged under the Company's "private label." The Company has registered the mark Rainforest Bio-Energetics(R) with the United States Patent and Trademark Office. The Company intends to apply for trademark or service mark registration for various product names. The Rainforest Bio-Energetics(R) mark is protected until September 8, 2002. The company has also reserved the following web domains registered with Internic: rainforestbio.com, amazonherb.org, and amazonherb.net

EMPLOYEES

As of June 30, 1999, the Company had twelve full-time employees. These numbers do not include the Company's distributors, who are considered independent contractors rather than employees of the Company. The Company considers its employees relationships to be exemplary. None of the Company's employees is a member of any labor union, and the Company has never experienced any business interruption as a result of any labor disputes.

FACILITIES

In May, 1998, the Company executed a lease for a term of two years beginning July 15, 1998, for an office warehouse facility comprising of 5,194 square feet in Jupiter, Florida. The monthly lease payment of this facility is $4,358. For the previous five years, the Company has operated from a 3,000 square foot leased facility in an office warehouse in Jupiter, Florida, having a monthly rental of $3,402. A 5,000 square foot storage facility in Bremen, Georgia, is leased on a month to month basis at a rate of $300 per month and a 3,000 square foot storage facility in Woodbine, Iowa, is leased on a month to month basis for $450 per month.

                                  RISK FACTORS

An investment in the Common Stock offered hereby involves a high degree of risk and is not an appropriate investment for persons who cannot afford the loss of their entire investment. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing any of the Common Stock.

THIS PROSPECTUS CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WHICH REPRESENT THE COMPANY'S OBJECTIVES, EXPECTATIONS OR BELIEFS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE, THE COMPANY'S OPERATIONS, ECONOMIC PERFORMANCE, FINANCIAL CONDITION, GROWTH STRATEGIES AND MARGINS AND GROWTH IN SALES OF THE COMPANY'S PRODUCTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE FOREGOING, WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED BELOW UNDER THIS "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.

DEPENDENCE UPON KEY PERSONNEL. The Company's success is dependent heavily upon the continued active participation of its current executive officers, key employees and consultants, particularly John H. Easterling. Loss of the services of one of these executives, employees or consultants could have a material adverse effect upon the development of the Company's business. The Company has no employment agreements with but maintains a $3 million "key man" life insurance on Mr. Easterling's life. It does not have employment contracts with or life insurance on any other officers or employees. There can be no assurance that the Company will be able to recruit or retain other qualified personnel should it be necessary to do so.

NETWORK MARKETING INDUSTRY REGULATION RISKS. Regulations regarding network marketing companies are a complexity of overlapping laws which vary from jurisdiction to jurisdiction. Network sales programs are affected by combinations of business opportunity statutes, franchise and securities statutes, anti-pyramid statutes, network distribution statutes, and state lottery statutes, as well as U.S. Post Office and Federal Trade Commission fraud regulations, among others. In addition, in the

Company's opinion, some regulatory officials seem to have a negative bias toward the legality of network marketing as a means of merchandising. Many network marketing programs have been targeted for prosecution and litigation under a variety of laws, though enforcement of these statutes and regulations appears selective to the Company. Failure to comply with the laws of any jurisdiction can result in the loss of the Company's ability to operate therein for indefinite periods of time, and could possibly affect its ability to operate in other jurisdictions as well. From its inception, the Company has invested a substantial amount of money to seek the advice of legal counsel in the areas of corporate, network marketing and securities law in order to structure itself in accordance with the multiplicity of laws that govern its operations. Though it can give no assurances, the Company believes it has taken reasonable steps to comply with the various laws that would apply to it in the jurisdictions in which it currently operates. The Company is subject to the risk that in one or more of its markets, its marketing system could be found not to be in compliance with applicable regulations. Failure by the Company to comply with these regulations could have a material adverse effect on the Company and a particular market or the Company's markets in general.

COMPETITION. The market for the sale of dietary supplements is highly competitive. There are numerous companies in the industry selling products to retailers, including mass merchandisers, direct to customer distributors, drug store chains, independent drug stores, supermarkets and health food stores. Most of these companies are privately held and the Company is unable to assess precisely the size of its competitors or where it ranks in comparison to such privately held competitors with respect to sales to retailers. No company is believed to control more than 10% of this market. Although the Company competes with other health and nutritional food companies, the Company believes its primary competition stems from other direct sales companies. The Company competes in the recruitment of independent sales people with other direct sales organizations whose product lines may or may not compete with the Company's products.

Certain of the Company's competitors are substantially larger than the Company and have greater financial resources than the Company. The principal competitive factors affecting the market for the Company's products include product quality, packaging, brand recognition, price and distribution capabilities. There can be no assurance that the Company will be able to compete successfully against current and future competitors based on these and other factors. The Company competes with a variety of domestic and international suppliers of dietary supplement products, many of whom have substantially greater financial, distribution and marketing resources and have achieved a higher level of brand recognition than the Company. Increased competition could result in price reductions, reduced profit margins and loss of market share, all of which would have a material adverse effect on the Company's business, financial condition and results of operations.

RELIANCE ON THIRD PARTIES FOR MANUFACTURING. The Company currently relies upon third parties to manufacture and package substantially all of its products at facilities in Woodbine, Iowa, and Titusville, Florida. The Company's business, results of operations and financial condition would be materially adversely affected if any one of the manufacturers were unable, for any reason, to meet the Company's delivery commitments or if a manufacturer were unable to continue to produce a product being marketed and distributed by the Company. The Company maintains business interruption insurance. There can be no assurance, however, that such insurance will continue to be available at a reasonable cost or, if available, will be adequate to cover any losses that may be incurred from an interruption in the Company's manufacturing and distribution operations.

FOREIGN SUPPLY. Currently, all of the raw materials used by the Company are grown outside of the United States, in the Amazon Rainforest, primarily in Peru and to a lesser extent in other South American countries. The foreign supply of botanicals is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls and changes in governmental policies. Because the raw materials used by the Company are extracted from the rainforest and because Management believes that there is growing international pressure to restrict harvesting of plants and materials in the rainforest for a variety of reasons, it is possible that the governments controlling the rainforest may impede significantly or impose restrictions on the harvesting of raw materials in the future. Because the raw materials used by the Company are extracted from countries which have or are experiencing political instability and/or insurrection, it is possible that guerrilla activity or counter-insurgency activity by these governments may significantly impede the harvesting of raw materials. Any such impediment could have a material adverse impact on the Company. While the Company has not experienced to date any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future with the result of possible increases in costs and delays of, or interferences with, product deliveries resulting in losses of revenues and goodwill.

FOREIGN CURRENCY AND FOREIGN EXCHANGE REGULATION. As part of the Company's ordinary business operations, the Company will be required to purchase raw materials from the suppliers. The Company may be required to accomplish such purchases through the use of foreign currencies. As a result, fluctuations in exchange rates of the United States dollar against foreign currencies could affect adversely the Company's results of operations. The Company may attempt to limit its exposure to the risk of currency fluctuations by purchasing forward exchange contracts which could expose the Company to substantial risk of loss. In such a transaction, the Company would purchase a predetermined amount of foreign currency to ensure that the Company in the future will own a known amount of such currency to pay for goods at a predetermined cost. The Company believes that the use of such transactions will successfully allow the Company to better determine costs involved in its operations, and thus better manage currency fluctuations. There can be no assurance that the Company will in the future successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on the Company.

DEVELOPMENT OF NEW PRODUCTS; NEED TO MANAGE PRODUCT INTRODUCTIONS. The dietary supplement industry is highly competitive and characterized by changing consumer preferences and continuous introduction of new products. The Company's goal is to expand its portfolio of dietary supplement products through the development of new products serving niche segments of the industry, and introduce such new products on a timely and regular basis to maintain distributor and consumer interest and appeal to varying consumer preferences. The Company believes that its future growth will depend, in part, on its ability to anticipate changes in consumer preferences and acquire, manage, develop and introduce, in a timely manner, new products that adequately address such changes. There can be no assurance that the Company will be successful in acquiring, developing, introducing and marketing new products on a timely and regular basis. If the Company is unable to develop and introduce new products or if the Company's new products are not successful, the Company's sales may be affected adversely as customers seek competitive products. In addition, the introduction or announcement of new products by the Company could result in reduction of sales of the Company's existing products, requiring the Company to manage carefully product introductions in order to minimize disruption in sales of existing products. There can be no assurance that the introduction of new product offerings by the Company will not cause distributors and consumers to reduce purchases or consumption of existing Company products. Such reduction of purchases or consumption could have a material adverse effect on the Company's business, operating results and financial condition.

NO DIVIDENDS ON COMMON STOCK ANTICIPATED. The Company has not paid any dividends upon its Common Stock since its inception and does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future. Therefore, any potential purchaser of the Common Stock whose decision to invest in the Common Stock is based upon an expectation of dividend payments should refrain from purchasing the shares of Common Stock.

DEPENDENCE ON TRADEMARKS AND PROPRIETARY RIGHTS; NO ASSURANCE OF ENFORCEABILITY. The Company's success will depend in part on its ability to obtain and preserve its trademarks and to operate without infringing the proprietary rights of third parties. There can be no assurance that any applications related to the Company's trademarks will provide the Company with a competitive advantage or will afford protection against competitors with products similar to those offered by the Company, or that competitors of the Company will not circumvent, or challenge the validity of, the Company's trademarks. In addition, in the event that another party infringes the Company's trademarks, the enforcement of such rights is at the option of the Company and can be a lengthy and costly process, with no guarantee of success. Finally, although to date no claims have been brought against the Company alleging that its trademarks infringe intellectual property rights of others, there can be no assurance that such claims will not be brought against the Company in the future, or that any such claims will not be successful. If such a claim were successful, the Company's business could be materially adversely affected. In addition to any potential monetary liability for damages, the Company could be required to obtain a license in order to continue to provide products under its trademarks or could be enjoined from utilizing its trademarks if such a license were not made available on acceptable terms. If the Company becomes involved in such litigation, it may require significant Company resources, which may materially adversely affect the Company.

DIRECTORS' AND OFFICERS' INDEMNIFICATION. The Company's Articles of Incorporation and Bylaws require the Company to indemnify and hold harmless its directors and officers from and against and in respect of certain losses, damages, deficiencies, expenses or costs which may be incurred or suffered by such directors and officers as a result of their serving in such capacities with the Company.

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF PRICE OF COMMON STOCK. Prior to this offering, there has been no public market for any of the shares of the Company's Common Stock, and there can be no assurance that a trading market will develop, or if developed, that it will be developed into something greater than a limited market. The trading price of the shares of Common Stock could be subject to wide fluctuations in response to such factors as, among others, variations in the Company's anticipated or actual results of operations and market conditions in the industries in which the Company operates.

GOVERNMENT REGULATION. The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are regulated also by various agencies of the states and localities in which the Company sell its products. In particular, the FDA regulates the safety, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over the counter and prescription drugs and cosmetics. The regulations that are promulgated by the FDA relating to the manufacturing process are known as Current Good Manufacturing Practices ("CGMPs"), and are different for drug and food products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of vitamins, over the counter drugs, cosmetics and foods.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted on October 25, 1994. DSHEA amends the Federal Food, Drug and Cosmetic Act by defining dietary supplements which include vitamins, minerals, nutritional supplements and herbs, as a new category of food separate from conventional food. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, the FDA is generally prohibited from regulating the active ingredients in dietary supplements as drugs unless product claims, such as claims that a product may heal, mitigate, cure or prevent an illness, disease or malady, trigger drug status.

DSHEA provides for specific nutritional labeling requirements for dietary supplements effective January 1, 1997, although final regulations have not been published and implementation will be delayed. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or function of the body. The Company anticipates that the FDA will finalize CGMPs which are specific to dietary supplements and require at least some of the quality control provisions contained in the CGMPs for drugs. The Company currently manufactures its vitamins and nutritional supplement products in compliance with the applicable food CGMPs.

The FDA has proposed but not finalized regulations to implement DSHEA, including those relating to nutritional labeling requirements. The Company cannot determine what effect such regulations, when promulgated, will have on its business in the future. Such regulations are likely to require expanded or different labeling for the Company's vitamin and nutritional products and could, among other things, require the recall, reformulation or discontinuance of certain products, additional record keeping, warnings, notification procedures and expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims, safety or efficacy. Failure to comply with applicable FDA requirements can result in sanctions being imposed on the Company or the manufacturers of its products, including, depending on the product category, warning letters, fines, product recalls and seizures.

Governmental regulations in foreign countries where the Company may plan to commence or expand sales may prevent or delay entry into a market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products.

The Company is subject to regulation under various international, state and local laws which include provisions regulating, among other things, the operation of direct sales programs. In addition, many countries currently have laws that would restrict or prohibit direct sales companies, such as the Company, from conducting business therein.

In addition, the Company cannot predict whether new domestic or foreign legislation regulating its activities will be enacted. Such new legislation could have a material adverse effect on the Company.

MANAGING GROWTH. Currently, the Company is experiencing a period of rapid growth and expansion which has placed, and could continue to place, a significant strain on the Company's management, customer service and support operations, sales and administrative personnel and other resources. In order to serve the needs of its existing and future customers, the Company has increased substantially and will continue to increase its workforce, which requires the Company to attract, train, motivate and manage qualified employees. The Company's ability to manage its planned growth requires the Company to continue to expand its operating, management, information and financial systems, all of which may significantly increase its operating expenses. If the Company fails to achieve its growth as planned or is unsuccessful in managing its anticipated growth, there could be a material adverse effect on the Company. In addition, the loss of a significant customer or a number of customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company.

POTENTIAL EFFECT OF ADVERSE PUBLICITY. The Company's products consist of herbs and other ingredients that the Company regards as safe when taken as suggested by the Company and that various scientific studies have suggested may involve health benefits. While the Company conducts extensive quality control testing on its products, the Company generally does not conduct or sponsor clinical studies relating to the benefits of its products. The Company is dependent upon consumers' perception of the overall integrity of its business, as well as the safety and quality of its products and similar products distributed by other companies which may not adhere to the same quality standards as the Company. The Company could be adversely affected if any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers or should scientific studies provide unfavorable findings regarding the effectiveness of the

Company's products. The Company's ability to attract and retain independent distributors could be adversely affected by negative publicity relating to it or to other direct sales organizations.

RELIANCE ON INDEPENDENT DISTRIBUTORS. The Company's sales are dependent directly upon the efforts of its independent associates (distributors), and any growth in sales volume will require an increase in the productivity or the number of such distributors. As is typical in the direct sales industry, there is turnover in distributors from year to year, which requires the sponsoring and training of new associates by existing associates in order to maintain the size of the associate network. The Company experiences seasonal decreases in associate sponsoring and product sales due to summer and winter holiday periods. Other factors such as general economic conditions and negative publicity relating to the Company or other direct sales organizations could affect adversely the ability of the Company to maintain or expand its distributor network. The loss of a key associate or group of associates could affect adversely sales of the Company products and impair the Company's ability to attract new distributors.

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS. An element of the Company's future growth strategy is to increase the distribution and sale of the Company's products into international markets. The Company's existing and planned international operations are subject to political and economic uncertainties, including, among other things, inflation, risk of modification of existing arrangements with governmental authorities, transportation, tariffs, export controls, government regulation, currency exchange rate fluctuations, foreign exchange restrictions which limit the repatriation of investments and earnings therefrom, changes in taxation, hostilities or confiscation of property. Changes related to these matters could have a material adverse effect on the Company.

YEAR 2000 COMPLIANCE RISK. The Company uses computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions, including calculation of commissions due to Associates. Traditionally, programmers wrote computer codes using two digits rather than four to define the applicable year. As a consequence, unless modified, computer systems will not be able to differentiate between the year 2000 and 1900. Failure to address this problem could result in system failures and the generation of erroneous data. The Company is reviewing its computer programs and systems to ensure that the programs and systems will function properly and be in compliance for the year 2000. To the extent that these software applications contain code that is unable to appropriately interpret upcoming calendar year 2000, some level of modification of such source code or applications will be necessary. The Company is currently in the process of evaluating its computer software programs and operating systems to ensure such programs and systems will be able to process transactions in the year 2000. The Company does not believe that the costs to modify its programs or systems will be material to its financial condition or results of operations. While the estimated cost of these efforts are not expected to be material to the Company's financial position or any year's results of operations, however, there can be no assurance to this effect. In addition, the Company cannot predict the effect of the year 2000 problem on entities with which the Company transacts business, and there can be no assurance that the effect of the year 2000 problem on such entities will not have a material adverse effect on the Company's business, financial condition or results of operations.

PRODUCT LIABILITY CLAIMS. As a marketer of vitamin and nutritional supplements and other products that are ingested by consumers or applied to their bodies, the Company may be subjected to various product liability claims, including, among others, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. While such claims to date have not been material to the Company and the Company maintains product liability insurance, there can be no assurance that product liability claims and the resultant adverse publicity will not have a material adverse effect on the Company.

WEATHER AND OTHER NATURAL PHENOMENA. Some regions in which the raw materials are harvested, as well as the shipping routes used by the company, are subject to adverse weather conditions and other natural phenomena such as earthquakes, rock and mud slides, floods and other potentially damaging events. These events are outside the company's control and may delay the delivery of or destroy supplies of raw materials. The Company has neither made any effort to identify these potential disruptions because of the impracticability of forecasts nor has found other regions of the world in which the product is grown.

PORTFOLIO RISKS. The Company, from time to time, may acquire various securities in other companies. The Company cannot guarantee profitability or market trends that would influence these companies' stock prices. Therefore, the portfolio securities that this Company may develop may go down in value, depending upon prevailing market conditions.

                                 DIVIDEND POLICY

The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay dividends on its Common Stock in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The payment by the Company of dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors.

                                    DILUTION

As of June 30, 1999, there were 2,803,316 shares of Common Stock outstanding (as adjusted for the 1 for 2.5 reverse split effective May 1, 1998) having a net tangible book value of $847,714 or approximately $0.30 per share. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities and intangible assets) divided by the number of shares of Common Stock outstanding. Upon completion of this offering, there will be 7,803,316 shares of the Company's Common Stock outstanding having a net tangible book value of approximately $28,347,714 or approximately $3.63 per share if the total number of Shares is sold.

The Company has reserved an aggregate of 1,000,000 shares of its Common Stock for its officers, directors, employees and consultants to purchase pursuant to its Stock Option Plan. As of the date of this Prospectus, the Company has not issued any options pursuant to the terms of its Stock Option

Plan. The above paragraph does not give effect to the possible issuance of up to 1,000,000 additional shares of the Company's Common Stock upon exercise of any options which have been, or may yet be, granted under the Stock Option Plan. The issuance of shares of the Company's Common Stock upon the exercise of options which may be granted under the Stock Option Plans would result in further dilution in the interests of stockholders if at the time of exercise, the Company's net tangible book value per share is greater than the exercise price of any such options. See "Stock Option Plan."

                                 CAPITALIZATION

The following tables set forth at June 30, 1999, the actual capitalization of the Company. The table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                               JUNE 30, 1999
                                                               -------------
                                                                  ACTUAL(1)
Stockholders' equity:
  Common Stock, $.01 par value, 8,000,000 shares authorized;
   2,803,316 shares outstanding (3,008,200) ................       28,033
Additional paid-in-capital .................................      852,531
  Preferred Stock, $1.00 par value, 2,000,000 shares
   authorized; no shares outstanding .......................          -0-
Accumulated Deficit ........................................      (32,850)
                                                                 --------
     Total stockholders' equity ............................      847,714
          Total capitalization .............................      847,714

(1) Derived from the Financial Statements of the Company included elsewhere in this Prospectus.

                             SELECTED FINANCIAL DATA

The statement of operations and balance sheet information set forth below as of June 30, 1999, June 30, 1998, June 30, 1997, June 30, 1996 and for the years ended June 30, 1999, June 30, 1998, June 30, 1997, and June 30, 1996 are derived from, and are qualified by reference to, the financial statements of the Company which have been audited by Bernard J. Donth, independent certified public accountants. The information for the year ending June 30, 1995, is unaudited for the company. The financial statements as of June 30, 1999, June 30, 1998, June 30, 1997, June 30, 1996 and the reports thereon, are included elsewhere in this Prospectus. The information below should be read in conjunction with the Financial Statements and Notes thereto included in this Prospectus. The Company's historical operating results are not necessarily indicative of the results of any future period. The per share data has been adjusted to reflect the 1 for 2.5 reverse split of the common stock that was effective on May 1, 1998.

                            Year Ended June 30, 1999 (in thousands)
                            ---------------------------------------
                                 1997         1998         1999
                                 ----         ----         ----
Income Statement Data:
Net Sales ................     $ 2,378      $ 2,526      $ 2,546
Gross Profit .............       1,346        1,444        1,607
Operating income .........         132          142         (131)
Income before taxes ......         132          142         (131)
Extraordinary item .......           0            0         (177)
Income taxes .............         (40)         (47)          37
Net income ...............          92           95         (271)
Net income per share (1)..         034         .035        (.097)
Weighted average shares
      outstanding (1) ....       2,733        2,733        2,803

                          June 30, 1999 (in thousands)
                          ----------------------------
                            1997      1998      1999
                            ----      ----      ----
Balance Sheet Data:
Total assets .........       814     1,105     1,522
Current liabilities...       164       317       600
Long-term debt, less
 current portion .....         2         0        75
Stockholders' equity..       648       788       847

(1) Net income per share is computed assuming 2,803,316 shares issued and outstanding on June 30, 1999, were outstanding for all periods presented.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISK AND UNCERTAINTIES. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR SIMILAR EXPRESSIONS OR BY DISCUSSIONS OF STRATEGY. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. IMPORTANT FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER THE CAPTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW

The Company's historic operations have consisted of sourcing and marketing dietary supplements produced from products grown in the Amazon Rainforest of Peru, Brazil, Paraguay and Uruguay. The Company sells its products under the Rainforest Bio-Energetics brand name primarily through its network marketing distribution channel throughout the United States. The primary costs of operating the Company's herb business are those related to the network marketing of its products.

The Company derives its net sales primarily from sales of dietary supplement products through its independent distributors and sales of bulk raw materials. The Company's growth in net sales historically has been a result of the introduction of new products on an ongoing basis and the expansion of sales through growth of its network marketing distributor base. A combination of new product introductions, increases of existing product sales and increases in the number of network marketing distributors contributed to the Company's net sales growth during 1999. The Company believes that its future growth in net sales will depend primarily on increases in the number of network marketing distributors. The company is launching an internet presence for Direct Sales as well as product support for Distributors. The Company's future results may also be affected significantly by the success or failure of individual products or product lines.

At the end of fiscal 1998, the Company invested in the opening of a 5,194 square foot warehouse and headquarters facility. The facility is anticipated to improve efficiency in warehousing and shipping of products, and management believes the facility provides the flexibility to service its network marketing distributor base more effectively and respond rapidly to increases in demand for products. The Company has also developed a dedicated employee sales force of 12 employees as of June 30, 1999.

RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

Operating Expenses. Operating Expenses totaled $1,738,827 for the year ended June 30, 1999, an increase of 33.6% from $1,301,830 in the year ended June 30, 1998. As a percentage of sales, final operating expenses for the year ended June 30, 1999, were 68.3% as compared to 51.5% in the year ended June 30, 1998. The increase in operating expenses during the current year were primarily attributable to increased commissions to distributors, hiring of additional personnel, the upgrade of the computer system, additional warehouse and office space.

Revenues and Gross Profits. Revenue increased by .8% to $2,546,284 for year ended June 30, 1999, compared to $2,526,828 for the year ended June 30, 1998. Network Marketing Sales increased 50.4% to $1,783,145 for the year ended June 30, 1999, compared to $1,185,948 in the year ended June 30, 1998. The bulk sales decreased for the year ended June 30, 1999. Gross profits increased 11.3% to $1,607,023 for year ended June 30, 1999, from $1,444,156 for year ended June 30, 1998. The increased gross profits was attributable to increased network marketing sales which products carry a higher gross margin. During fiscal 1998 there were 20,260 independent distributors of the Company's products and 25425 during fiscal 1999, an increase of 5165 distributors or 25.5%.

Income/Loss from Operations. The loss from operations was $131,804 for the year ended June 30, 1999, as compared with income from operations of $142,326 in year ended June 30, 1998. The net loss for year ended June 30, 1999, was $270,977 compared with net income of $95,323 in year ended June 30, 1998. The fiscal 1999 net loss contains an extraordinary item - write off of offering costs less income tax benefit of $80,929 in the amount of $176,215.

Net cash used by investing activities was $104,130 in the year ended June 30, 1999, and $3,190 for the year ended June 30, 1998. The increase in net cash used in investing activities in the year ended June 30, 1999, as compared to year ended June 30, 1998, was due to, purchases associated with the upgrade of the computer and internet system to facilitate the increased network marketing activity.

Net cash provided by financing activities was $303,071 for the year ended June 30, 1999, and $187,854 for the year ended June 30, 1998. Net cash provided by financing activities for the year ended June 30, 1999, consisted of proceeds from additional paid in capital of $274,763 and long term borrowing of $154,885. Net cash provided by financing activities in 1998 was comprised of borrowings with $150,000 and $100,000 of additional paid in capital.

Liquidity and Capital Resources. At June 30, 1999, the Company had cash balances totalling $27,147 and a working capital balance of $802,771. This compares to a cash balance of $76,825 and working capital of $765,377 as of June 30, 1998.

The Company's primary liquidity needs are to expand its network marketing distribution base by upgrading sales tools, new product introductions, expanded marketing services and increase the exposure in internet and direct response.

The net cash used by operating activities was $248,619 for the year ended June 30, 1999, and $125,993 for the year ended June 30, 1998. The decrease in net cash provided by operating activities in 1999 compared to 1998 was primarily due to higher inventory balances. The increase in inventory balance was due to increased purchases in anticipation of growing network base and new product introductions.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

Revenues and Gross Profits. Revenues increased by 6.3% to $2,526,828 for the year ended June 30, 1998, compared to $2,377,528 for the year ended June 30, 1997. The increase in sales was attributable to the increase of bulk sales in the fourth quarter. Gross profits increased by 7.3% to $1,444,156 for the year ended June 30, 1998, from $1,345,585 for the year ended June 30, 1997. The increase in gross profits was attributable to increased sales and lower raw material costs. During fiscal 1997, there were 18,093 independent distributors of the Company's products and 20,260 during fiscal 1998, or an increase of 2,167 distributors.

Operating Expenses. Operating Expenses totaled $1,301,830 for the year ended June 30, 1998, an increase of 7.2% from $1,214,061 for the year ended June 30, 1997. As a percentage of sales, the operating expenses for the year ended June 30, 1998, were 51.5% as compared to 51.5% for the year ended June 30, 1997. The increase in operating expenses during the current year was primarily attributable to the costs associated with additional employees and related general and administrative expenses due to actual and anticipated increases in sales.

Income from Operations. Income from operations increased to $142,329 for the year ended June 30, 1998, a 7.3% increase from the $131,949 for the corresponding period of the prior year. Net Income increased by 3.8% to $95,323 for the year ended June 30, 1998, compared to $91,791 for the year ended June 30, 1997. The increase in net income was attributable to an increase in gross profits partially offset by an increase in general and administrative expenses, due to the hiring of additional personnel.

Liquidity and Capital Resources. At June 30, 1998, the Company had cash balances totaling $76,825 and a working capital balance of $765,377. This compares to a cash balance of $18,154 and working capital of $639,790 as of June 30, 1997.

The Company's primary liquidity needs are to upgrade Associates' sales tools, new product introductions, funding inventory purchases, marketing and expanding its network marketing distributor base. Historically, the Company has funded its operations through shareholder loans, bank borrowings, and the sale of common stock.

Net cash used by operating activities was $125,993 for the year ended June 30, 1998, and provided by $36,047 for the year ended June 30, 1997. The decrease in net cash provided by operating activities in 1998 compared to 1997 was primarily due to higher levels of accounts receivable and inventory balances, and accounts payable. The increase in inventory balances was due primarily to the purchase of larger quantities of raw materials in anticipation of increased sales and the purchase of raw materials for new products in anticipation of new product introductions scheduled for 1998. The increase in accounts receivable was the result of increased sales by the Company during the fourth quarter of 1998 to bulk sales purchasers from whom accounts receivable are on average outstanding for a longer period of time.

Net cash used by investing activities was $3,190 for the year ended June 30, 1998, and $621 for the year ended June 30, 1997. The increase in net cash used in investing activities in the year ended June 30, 1998, as compared to the year ended June 30, 1997, was due to purchases of property and equipment related to the addition of new employees to the Company.

Net cash provided by (used in) financing activities was $187,854 for the year ended June 30, 1998, and ($30,907) for the year ended June 30, 1997. Net cash provided by financing activities for the year ended June 30, 1998, consisted of borrowings of $150,000, and $100,000 of additional paid in capital, to finance the expenses associated with this offering. Net cash provided by financing activities in 1997 was comprised of net borrowings of $20,000 to finance inventory purchases, $64,770 from additional paid in capital, and a ($7,395) reduction of long term debt and a ($109,812) reduction of short term debt.

The Company's current Credit Facility consists of a $190,000 revolving line of credit. As of June 30, 1998, the Company had outstanding borrowings of $150,000 under the Credit Facility. The amounts outstanding under the Credit Facility bear interest at variable rates which are based upon the lender's base rate, plus one and one-half percent. Furthermore, the Credit Facility contains various conditions that would create a default. As of June 30, 1998, the Company was in compliance with the covenants and restrictions in the Credit Facility. The Credit Facility is collateralized by a lien on substantially all of the assets of the Company, and a personal guaranty by the Company's President.

YEAR ENDED JUNE 30, 1997, COMPARED TO YEAR ENDED JUNE 30, 1996

Revenues and Gross Profits. Revenues increased by 12.2% to $2,377,528 for the year ended June 30, 1997, compared to $2,118,514 for the year ended June 30, 1996. The increase in sales was attributable to an increase in the consumer and distributor base. Gross profits increased by .9% to $1,345,518 for the year ended June 30, l997, from $1,357,740 for the year ended June 30, 1996. The increase in gross profits was attributable to an increase in sales during the period which were partially offset by a reduction in gross margins. The reduction in gross margins was attributable to higher raw material costs.

Operating Expenses. Operating expenses totaled $1,214,061 for the year ended June 30, 1997, a decrease of 2.6% from $1,245,300 for the year ended June 30, 1996. The decrease in operating expenses during the current year was primarily attributable to a decrease in general and administrative and depreciation expenses.

Income from Operations. Income from operations increased to $131,797 for the year ended June 30, 1997, a 17.2% increase from $112,440 for the year ended June 30, 1996. This increase was a result of lower operating expenses.

SEASONALITY

The Company believes that its business is characterized by mild seasonality in the Fall months, which produce slightly more sales than the months during the balance of the year. The Company does not believe that the impact of seasonality on its results of operations is material.

IMPACT OF INFLATION

Historically inflation has not had a material effect on the Company's operations. When the price of raw materials has increased, the costs have been built into the pricing structure. Furthermore, the Company does not have either long-term supply contracts or long-term contracts with customers. Prices are quoted based on the prevailing prices for herbal products. Accordingly, the Company does not believe inflation will have a material effect on its future operations.

If inflation, in either the U.S. dollar or in other local currencies that the Company may do business in, were to become a problem, the Company believes that
a) the forward exchange contracts the Company may enter into from time to time may mitigate some, if not all, of the risks associated with trading in chaotic instruments and, b) the entire industry would equally suffer and those factors that would be detrimental to the industry as a whole would affect the economies of the nations involved in general. There can be no assurance, however, that the Company would be able to successfully insulate itself from the effects of inflation if it were to pose a problem.

IMPACT OF YEAR 2000

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total year 2000 project cost has not been estimated, but it is not expected to be material.

The Company believes that with modifications to existing software and conversions to new software, the year 2000 issue will not pose significant operational problems for its computer systems. If such modifications and conversions are not made or are not completed timely, however, the year 2000 issue could have a material impact on the operations of the Company.

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

COMMON STOCK

         GENERAL. The Company is authorized to issue 8,000,000 shares of Common Stock, $.01 par value per share. At June 30, 1999, there were 2,803,316 shares issued and outstanding. All shares of Common Stock outstanding are validly issued, fully paid and non-assessable.

         VOTING RIGHTS. Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of Common Stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all of the directors of the Company.

         DIVIDEND POLICY. All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of directors out of the funds legally available therefore and subject to the rights, if any, of the holders of outstanding shares of preferred stock. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on the shares of Common Stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

         MISCELLANEOUS RIGHTS AND PROVISIONS. Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity of the Company after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of Preferred Stock.

CLASS A COMMON STOCK PURCHASE WARRANTS

         GENERAL. Our warrants may be exercised at any time during the period commencing 30 days after this offering and ending on the second anniversary date of the date of this prospectus, the expiration date. Each redeemable warrant entitles the holder to purchase one share of our common stock at an exercise price during the nine month period after the date of this prospectus for $7.50 per share and $9.00 thereafter, subject to adjustment upon the occurrence of certain events as provided in the warrant certificate and summarized below. A warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the warrant has been exercised. The warrants will expire as of December, 2001.

         SEPARATE TRANSFERABILITY. Our Class A Warrants are detachable and separately transferable commencing on a date determined by the Company within 30 days of the effective date of this offering.

         REDEMPTION. We have the right, commencing six months after the date of this prospectus, to redeem the Class A Warrants issued in the offering at a redemption price of $.25 per warrant after providing 30 days' prior written notice to the warrant holders, if the average closing bid price of the common stock equals or exceeds $12.00 for ten consecutive trading days ending within 15 days prior to the date of the notice of redemption. We will send the written notice of redemption by first class mail to warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our warrants. No other form of notice or publication or otherwise will be required. If we call the warrants for redemption, they will be exercisable until the close of business on the business day next preceding the specified redemption date or the right to exercise will lapse.

         EXERCISE. A Class A Warrant holder may exercise our warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our Class A Warrants are qualified for sale under the securities laws of the state in which the holder resides.

         Our Class A Warrants may be exercised by delivering to our transfer agent the applicable warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of our redeemable warrants.

         ADJUSTMENTS OF EXERCISE PRICE. The exercise price is subject to adjustment if we declare any stock dividend to stockholders, or effect any split or share combination with respect to our Common Stock. Therefore, if we effect any stock split or stock combination with respect to our common stock, the exercise price in effect immediately prior to this stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a warrant or, if we elect, an adjustment of the number of warrants outstanding.

PREFERRED STOCK

         The Company has the right to issue 2,000,000 shares of Preferred Stock. This Preferred Stock may have such rights and preferences that are greater than the Company's Common Stock. As of the date of this Prospectus, no Preferred Stock has been issued. The board of directors is expressly authorized to adopt, from time to time, a resolution or resolutions providing for the issue of preferred stock in one or more series, to fix the number of shares in each series and to fix the designations and the powers, preferences and relative, participating, optional and other special rights and the qualifications, limitations and restrictions of such shares, of each such series.

INDEMNIFICATION PROVISIONS OF FLORIDA LAW AND OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

The Company's Articles of Incorporation and Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by Florida law. Florida law presently provides that in the case of a nonderivative action (that is, an action other than by or in the right of a corporation to procure a judgment in its own favor), a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding that if that person acted in good faith and in a manner the person reasonably believed to be the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

With respect to derivative actions, Florida law provides that a corporation has the power to indemnify any persons who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. Indemnification is not permitted to be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for expenses, and then only to the extent that the court shall determine.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S AMENDED ARTICLES OF INCORPORATION, THE EQUITY INCENTIVE PLAN, AND FLORIDA LAW

         On November 30, 1999, the Board of Directors (the "Board") of Amazon Herb Company (the "Company") declared a dividend of one purchase warrant (a "warrant") for every outstanding share of the Company's Common Stock, $.01 par value (the "Common Stock"). The Warrants will be distributed on January 31, 2000, to stockholders of record as of the close of business on that date (the "Dividend Record Date"). The terms of the Warrants are set forth in the Warrants Agreement dated as of November 30, 1999, (the "Warrants Agreement") between the Company and Equiserve, as Warrants Agent (the "Warrants Agent"). The Warrants Agreement provides for the issuance of one Warrant for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the "Distribution Date" (as defined below).

         Each Warrant entitles the holder to purchase from the Company one share of Common Stock at a price of $.10 per share, subject to adjustment. The Warrants will expire on December 30, 2009 (the "Expiration Date"), or the earlier redemption of the Warrants, and are not exercisable until the Distribution Date.

         No separate Warrants certificates will be issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Warrants), (i) the Warrants will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Warrants Agreement by reference and (iii) the surrender for transfer of any of the Company's Common Stock certificates will also constitute the transfer of the Warrants associated with the Common Stock represented by such certificate.

         The Warrants will separate from the Common Stock and Warrants certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the earlier of (i) the tenth business day following the later of the date of a public announcement that a person, including affiliates or associates of such person (an "Acquiring Person"), except as described below, has acquired or obtained the Warrant to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the "Stock Acquisition Date") or (ii) the tenth business day following commencement of a tender offer or exchange offer that would result in any person together with its affiliates and associates owning 15% or more of the Company's outstanding Common Stock. In any event, the Board of Directors may delay the distribution of the certificates. After the Distribution Date, separate certificates evidencing the Warrants ("Warrant Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Warrants Certificates alone will evidence the Warrants.

         If, at any time after January 31, 2000, any person or group of affiliated or associated persons (other than the Company and its affiliates) shall become an Acquiring Person, each holder of a Warrant will have the Warrant to receive shares of the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of one hundred times the exercise price of the Warrant. Also, in the event that after the Stock Acquisition Date the Company was acquired in a merger or other business combination, or more than 25% of its assets or earning power was sold, each holder of a Warrant would have the Warrant to exercise such Warrant and thereby receive common stock of the acquiring company with a market value of one hundred times the exercise price of the Warrant. Following the occurrence of any of the events described in this paragraph, any Warrants that are, or (under certain circumstances specified in the Warrants Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

         The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Warrants for shares of Common

Stock at an exchange ratio of one share of Common Stock per Warrant, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after November 30, 1999 (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company or (iv) any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Warrants and without any further action and without any notice, the Warrant to exercise such Warrants will terminate and the only Warrant thereafter of a holder of such Warrants will be to receive that number of shares of Common Stock equal to the number of such Warrants held by the holder multiplied by the Exchange Ratio.

         The exercise price of the Warrants, and the number of shares of Common Stock or other securities or property issuable upon exercise of the Warrants are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain Warrants or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription Warrants or Class A Warrants (other than those referred to above).

         At any time prior to the earlier of the Distribution Date or the Close of Business on the Expiration Date, the Company, by a majority vote of the Board then in office, may redeem the Warrants at a redemption price of $.01 per Warrant (the "Redemption Price"), as described in the Warrants Agreement. Immediately upon the action of the Board electing to redeem the Warrants, the Warrant to exercise the Warrants will terminate and the only right of the holders of Warrants will be to receive the Redemption Price.

         Until a Warrant is exercised, the holder thereof, as such, will have no Warrants as a stockholder of the Company, including, without limitation, the Warrant to vote or to receive dividends.

         The Warrants Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Warrants. From and after the Distribution Date, the Warrants Agreement may be amended by the Board without the approval of the holders of the Warrants in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Warrants Agreement or to make any other changes that do not adversely affect the interests of the holders of the Warrants (other than any Acquiring Person or its affiliates and associates, or their transferees).

         The form of Warrants Agreement dated as of November 30, 1999, between the Company and Boston Equiserve Limited Partnership, as Warrants Agent, specifying the terms of the

Warrants (including as exhibits the form of the Warrants Certificate and the Summary of Warrants) is attached hereto as an exhibit. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the Warrants Agreement, which is incorporated herein by reference.

         The Board of Directors, at its discretion, may issue an identical warrants to those shareholders who acquire the stock that is being registered in this prospectus. At this time, the Board has not elected to do so.

         The Company's Board of Directors, without stockholder approval, has the authority under the company's Amended Articles of Incorporation to issue, at the Board of Directors' discretion, series of preferred shares with such rights, limitations and preferences as may be determined at the time of issuance. Additionally, the company's Equity Incentive Plan allows for all options and awards in the company's equity to vest upon a "change of control" as defined by the plan.

         The laws of the State of Florida, where the company's principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Florida Statutes 607.0901 to 607.0903 is an "affiliated transaction" statute which prevents certain hostile and coercive merger devices. An affiliated transaction is a significant transaction (e.g., merger, a sale of more than 5% of the assets, issuance of an additional 5% of stock, or dissolution) with a shareholder who owns more than 10% of the outstanding stock of a company. In addition to any approval required by law, the company charter, or by the interests given to either bondholders to stockholders by operation of an agreement, an affiliated transaction must also be approved by either a majority of the corporation's disinterested directors, or two thirds of the remaining disinterested shareholders. There are three exceptions to this rule. First, the affiliated transaction statute can be avoided if the minimum price paid to the shareholders is at least equal to the highest price paid by an interested shareholder in the past two years. Second, if the interested shareholder has owned more than 80% of the corporation's outstanding shares for at least five years before the affiliated transaction occurs, the statute does not apply. Third, the statute would not apply if the interested shareholder owned more than 90% of the outstanding shares when the affiliated transaction occurs. Additionally, a corporation may elect to opt out of the statute; the Company has not yet chosen this option.

EXCHANGE AND NASDAQ LISTING

         The Company plans on applying for a listing on the NASDAQ system immediately upon completion of this offering. In the meantime, the Company has made an initial application for listing on the Chicago Exchange.

LEGAL MATTERS

         The legality of the Common Stock being offered hereby will be passed upon for the Company by Hackney & Miller, P.A., Admiralty Office Tower Two, 4400 PGA Boulevard, Suite 505, Palm Beach Gardens, FL 33410.

EXPERTS

The Financial Statements of the Company for the July 1, 1996, to June 30, 1997; July 1, 1997, to June 30, 1998; and July 1, 1998, to June 30, 1999, for the
period ended therein, have been included in this Prospectus in reliance upon the report appearing elsewhere herein, of Bernard J. Donth, C.P.A. independent certified public accountants, and upon the authority of said independent certified public accountants as experts in accounting and auditing.

TRANSFER AGENT

Equiserve Limited Partnership, Shareholder Services, 620 Herndon Parkway, Suite 200, Herndon, Virginia 22070, has been appointed the transfer agent of the Company's Common Stock and warrants.

                                   MANAGEMENT

        The following table sets forth certain information regarding the directors and executive officers of the Company.

       NAME               AGE                          POSITION
       ----               ---                          --------
OFFICERS
--------
John H. Easterling         47         President, Chief Executive Officer
Michael J. Perry           45         Vice-President, Chief Financial Officer
Mark Lowery                45         Secretary/Treasurer
Terry Benzia               37         Vice President of Marketing
Elaine O'Dell              42         Vice-President - Bulk Sales and Marketing

DIRECTORS
---------
Ted Nicholas               65         Director
Robert Butwin              47         Director
John H. Easterling         47         Director
Michael J. Perry           45         Director

TERMS OF OFFICE

The directors of the Company hold office until the next annual meeting of stockholders of the Company or until their successors are elected and duly qualified. All officers serve at the discretion of the directors.

BUSINESS EXPERIENCE

JOHN H. EASTERLING has served as President, Chief Executive Officer and Director since the Company's founding in 1990. Mr. Easterling obtained his Bachelor of Arts degree in Environmental Studies from the University of North Carolina in 1976. He is a frequent speaker and presenter on health, rainforest and environmental business issues.

MICHAEL J. PERRY has served as Vice-President, CFO and Director since 1992. Mr. Perry obtained his BA degree from Georgia State University in 1982, and his Master in Business Administration from the same university in 1985. He served as the Chief Executive Officer of Aloes International, a company engaged in direct sales of national Health Products from 1997 to 1999.

TERRY BENZIA has served as Vice-President of Marketing of the Company since March, 1999. Prior to joining the Amazon Herb Company, Ms. Benzia was in management with several major advertising agencies developing national advertising and marketing programs for companies such as Toyota Motor Corporation, Walt Disney Corporation, British Airways and Rexall/Sundown. Ms. Benzia has also served as a Senior Creative Director and has won numerous awards in the advertising/marketing/direct marketing industries for her creative work. In 1994, Ms. Benzia completed her Executive Masters Program at the University of Southern California (USC) where she was also a consultant and guest lecturer.

ELAINE O'DELL has served as Vice-President - Bulk Sales of the Company since November, 1995. From January, 1993, until September, 1995, Ms. O'Dell was a Territory Sales Manager for Galaxy Carpet Mills of Chatsworth, Georgia.

MARK LOWERY joined the Company in 1999 as Secretary and Treasurer. He has previously served as Office Manager for BLK Textiles, Tunnel Hill, Georgia, from September 1998 to January 1999. He served as Manager of Information Systems in Dalton, Georgia from November 1995 to August 1998. He obtained his Bachelors degree in Business Administration at the University of Georgia.

ROBERT BUTWIN has served as a Director of the Company since May, 1998. From May, 1995, until the present, Mr. Butwin has served a Director of Class Development, Inc., which markets information products in the field of personal development and also presents marketing and networking seminars. From May, 1995, until the present, Mr. Butwin has served a Director of Royal Living, Inc., which provides personal coaching services. From June, 1990, until November, 1996, Mr. Butwin served a Director of Results by Design, Inc., a company offering personal development training. He was twice named Distributor of the Year by the Multi-Level Marketing International Association, the industry's professional organization. He has been a contributing editor for the professional trade journal UPLINE and has a monthly column in Money Makers Monthly, an MLM magazine. Mr. Butwin is the author of a recently published book, STREET SMART NETWORKING.

TED NICHOLAS has served as a Director of the Company since May, 1998. Mr. Nicholas has been the President of Nicholas Direct, Inc. since 1991, which markets his books, audio and video tapes, newsletter, seminars and other information products. He is the author of fourteen books relating to direct marketing, entrepreneurship, and business subjects. Mr. Nicholas consults with clients regarding marketing and self-publishing.

EXECUTIVE COMPENSATION.

The following table sets forth information as to the compensation paid or accrued to the President of the Company for the three years ended June 30, 1999. No other officer or director received compensation of at least $100,000 during that time period.

                               ANNUAL COMPENSATION

NAME AND PRINCIPAL POSITION             YEAR ENDED               SALARY
---------------------------             ----------               ------
 John H. Easterling                     June, 1999              $  9,125
   President, and Director              June, 1998              $109,346
                                        June, 1997              $ 59,118

DIRECTORS COMPENSATION

No Compensation has been paid to any directors for service in such capacity in the past, and no such compensation is presently payable to directors, but directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. At such time as the Board of Directors deems appropriate, the Company intends to adopt an appropriate policy to compensate non-employee directors, in order to attract and retain the services of qualified non-employee directors.

NUTRITIONAL ADVISORY BOARD MEMBERS

The Company has created a Nutritional Advisory Board. The Board consists of Gabriel Cousins, M.D., author and physician, Jack Hinze, N. D., a Pharmacist, and homeopathic teacher, Eric Innes, D.C., a Chiropractic physician, James Hawver, N.D., and Donna Schwontkowski, D. C., an author and master nutritionist. The purpose of the medical advisory board is to keep the Company informed as to developments in the nutritional field. None of the members are compensated for serving on the board. Donna Schwontkowski receives reimbursement and a small stipend from the Company for various research activities.

1998 STOCK OPTION PLAN

The Company's 1998 Stock Option Plan (the "1998 Option Plan") was adopted by the Board of Directors and a majority of the shareholders of the Company on May 1, 1998. A total of 1,000,000 shares of Common Stock are reserved for issuance under the 1998 Option Plan. The 1998 Option Plan provides for the granting to participants (including officers, advisors, consultants and directors) of nonstatutory stock options. The 1998 Option Plan may be administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"), which committee shall satisfy the applicable requirements of
Section 16 of the Exchange Act and the Code. The Administrator determines the terms of options granted under the 1998 Option Plan, including the number of shares subject to the option, exercise price, term and the rate at which the options become exercisable. The exercise price of all stock options granted under the 1998 Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant.

The term of all options may not exceed ten years. If not terminated earlier, the 1998 Option Plan will terminate on May 1, 2008.

The Administrator has the authority to amend, and the Board has the authority to terminate the 1998 Option Plan as long as such action does not adversely affect any outstanding options.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information as of the date of this Prospectus, regarding ownership of the Company's Common Stock (i) by each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (ii) by each director of the Company, (iii) by certain related stockholders, and (iv) by all executive officers and directors of the Company as a group. All persons named have sole voting and investment power with respect to such shares, subject to community property laws, and except as otherwise noted.

                                                           PERCENT BENEFICIALLY
                                                                  OWNED
                                                          ----------------------
                                         NUMBER OF         BEFORE         POST
NAME OF SHAREHOLDER (1)                 SHARES OWNED      OFFERING      OFFERING
-----------------------                 ------------      --------      --------
John H. Easterling (2)                    1,700,000         62.2%           22%
1002 Jupiter Park Lane
Jupiter, Florida 33458

Michael J. Perry                            150,000          5.5%          1.9%
1002 Jupiter Park Lane
Jupiter, Florida 33458

Barbara Ann Doan                            140,000          5.1%          1.8%
6430 Vernon Woods
Atlanta, Georgia 30328

Elaine O'Dell                                40,400          1.5%           .5%
1002 Jupiter park Lane
Jupiter, Florida 33458

Robert S. Kaufman                           390,000(3)      14.3%            5%
121 South Beverly Blvd.
Beverly Hills, CA 90212

All officers and directors a group
 (5) persons                              1,850,800         83.6%         31.2%

---------------------

 *   Less than 1%

(1) See table under "Management of the Company" for offices and directorships held by the persons listed hereunder.

(2) Includes 1,580,000 owned by Evergreen Natural Success Group, Ltd., who is owned by Evergreen Natural Trust, the sole beneficiary is John Easterling.

(3)  Includes shares owned by Mr. Kaufman's IRA.

OPTIONS GRANTED TO DIRECTORS AND MANAGEMENT

NAME                    OPTIONS           DATE GRANTED        EXERCISE PRICE
----                    -------           ------------        --------------
Ted Nicholas (1)        100,000 shares    11-21-98            $5.50
Ted Nicholas (1)        50,000 shares     11-21-98            Market Price
Robert Butwin (2)       100,000 shares    11-21-98            $5.50
Robert Butwin (2)       50,000 shares     11-21-98            Market Price
Mark Lowery (3)         50,000 shares     10-8-99             $4.00
Mark Lowery (3)         20,000 shares     6-15-99             $4.00
Elaine O'Dell (3)       20,000 shares     10-8-99             $4.00
Elaine O'Dell (3)       20,000 shares     6-15-99             $4.00
Terry Benzia (3)        20,000 shares     6-15-99             $4.00
Terry Benzia (3)        20,000 shares     10-8-99             $4.00

(1) All options for Mr. Nicholas are owned by Media Consulting, Inc., an entity of which Mr. Nicholas is related but disclaims beneficial ownership.

(2) All options for Mr. Butwin are owned by Success Strategies, Inc., an entity of which Mr. Butwin through his spouse is related but disclaims beneficial ownership.

(3) All options are granted from the 1998 Stock Option Plan, and are governed by the terms therein.

                                    INDEX TO

                              FINANCIAL STATEMENTS

Auditor's Report ..................................................... F-2
Assets ............................................................... F-3
Liabilities and Stockholder's Equity ................................. F-4
Statement of Cash Flow ............................................... F-5
Notes ................................................................ F-6
Assets ............................................................... F-11
Liabilities and Stockholder's Equity ................................. F-12
Statement of Income and Retained Earnings ............................ F-13
Statement of Cash Flows .............................................. F-16
Notes ................................................................ F-18

                          BERNARD J. DONTH LETTERHEAD

To the Board of Directors and Stockholders of Amazon Herb Company Jupiter,
Florida

We have audited the accompanying balance sheet of Amazon Herb company (a Florida Corporation) as of June 30, 1999, and the related statements of income, retained earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amazon Herb Company as of June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Bernard J. Donth

September 18, 1999

                               AMAZON HERB COMPANY
                                  BALANCE SHEET
                                  JUNE 30, 1999

                                     ASSETS

Current Assets:
                Cash                                            $   27,147
                Accounts receivable - trade                         94,967
                Inventory                                        1,131,865
                Prepaid expenses                                     1,241
                Other receivable                                     4,155
                Income taxes receivable                             97,566
                Deferred income tax benefit                         45,928
                                                                ----------
                  Total current assets                          $1,402,869
                                                                ----------
                  Property and Equipment                           170,669

                  Less accumulated depreciation                    (76,218)
                                                                ----------
                                                                    94,451
                                                                ----------
Other Assets:
                Deposits                                            25,036
                                                                ----------
Total Assets                                                    $1,522,356
                                                                ==========

                               AMAZON HERB COMPANY
                                  BALANCE SHEET
                                  JUNE 30, 1999

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
                Accounts payable                               $   373,285
                Accrued expenses                                       305
                Line of credit                                     190,000
                Current maturities of long-term debt                11,481
                Customer deposits                                       27
                Shareholder loan payable                            25,000
                                                               -----------
                Total current liabiliti                            600,098
                                                               -----------
Long-term debt, less current maturities                             74,544
                                                               -----------
Stockholder's equity:
     Common stock, $.01 par value, 8,000,000
       shares authorized, 2,803,316 shares                          28,033
     Preferred stock, $1.00 par value, 2,000,000 shares
       Authorized, 0 shares issued and outstanding                   - 0 -
     Additional paid-in capital                                    852,531
     Accumulated deficit                                           (32,850)
                                                               -----------
                Total stockholder's equity                         847,714
                                                               -----------
Total liabilities & Stockholder's equity                       $ 1,522,356
                                                               ===========

             The accompanying notes and independent auditor's report
                  should be read with this financial statement

                               AMAZON HERB COMPANY
                             STATEMENT OF CASH FLOW
                               FOR THE YEAR ENDED
                                  JUNE 30, 1999

Cash flows from operating activities
     Net loss before extraordinary item                              $ (94,762)
     Adjustments to reconcile net income to net cash
       Used by operations
     Depreciation (including capitalized amounts)                       11,192
     (Increase) decrease in:
       Accounts receivable (net)                                       181,155
       Inventory                                                      (412,198)
       Prepaid expenses                                                  8,849
       Other receivables                                                (4,155)
       Deposits                                                         (3,792)
       Income taxes receivable                                         (97,566)
       Deferred income tax benefit                                     (45,928)
Increase (decrease) in:
       Accounts payable                                                217,954
       Accrued expenses                                                 (2,392)
       Current income taxes payable                                     (6,782)
       Customer deposits                                                  (194)
                                                                     ---------
                Net cash used by operating activities                $(248,619)
                                                                     ---------
Cash flows from investing activities
      Purchases of property and equipment                             (104,130)
                                                                     ---------
                Net cash used by investing activities                 (104,130)
                                                                     ---------
Cash flows from financing activities
      Extraordinary item - Disbursements for offering costs
      (Net of tax benefit)                                            (121,122)
      Proceeds from additional paid-in capital                         274,763
      Proceeds from sale of common stock                                   701
      Net borrowings:
          Long-term                                                     74,544
          Short-term                                                    80,341
      Debt-reduction:
          Long-term                                                        -0-
          Short-term                                                    (6,156)
                Net cash provided by financing activities              303,071
                                                                     ---------
                           Net decrease in cash                        (49,678)
Cash at beginning of year                                               76,825
                                                                     ---------
Cash at end of year                                                     27,147
                                                                     =========

                               AMAZON HERB COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 1999

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                                BUSINESS ACTIVITY

The Company imports, processes and sells herbs and herbal extracts. They also operate a network marketing business to assist in these sales.

                               BASIS OF ACCOUNTING

The Company uses the accrual basis of accounting for financial statement and income tax reporting purposes. Revenues are recognized and billed when sales are ordered and shipped.

                                    INVENTORY

Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

                                  DEPRECIATION

Property and equipment are stated at cost. Depreciation is computed under the modified accelerated cost recovery system. Use of the modified accelerated cost recovery system approximates generally accepted accounting principles. No material variance is produced between the use of this method.

                                      CASH

The company considers all short term investments with an original maturity of three months or less to be cash equivalents.

                                USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                               EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issues Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") which is effective for interim and annual financial statements for periods ending after December 15, 1997. Under FAS 128, basic and diluted earnings per share are to be presented.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

2.       ACCOUNTS RECEIVABLE:

Management considers all accounts receivable to be collectible. Thus, no allowance for uncollectibles has been established in these financial statements.

3.       INVENTORY:

The inventory at June 30, 1999, consisted of the following:

         Raw materials                          $  968,312
         Finished products                         163,553
                                                ----------
                                                $1,131,865
                                                ==========

4.       PROPERTY AND EQUIPMENT:

Property and Equipment consists of the following:

         Furniture and fixtures                 $    2,043
         Equipment                                 165,363
         Leasehold improvements                      3,263
                                                ----------
                                                $  170,669
                                                ==========

5.       LONG-TERM DEBT:

Long-term debt at June 30, 1999, consists of the following:

         Note payable to vendor, secured by equipment,
         payable in monthly installments of $466,
         including interest at 12.502%                    $  1,368

         Note payable to leasing company, secured
         by equipment, payable in monthly
         installments of $1,810, including interest
         at 10.26%                                          84,657
                                                          --------
                                                            86,025
         Less current maturities                            11,481
                                                          --------
                                                          $ 74,544
                                                          ========

Annual requirements to amortize long-term debt are as follows:

         Year Ended June 30

         2000                                             $11,481
         2001                                              14,748
         2002                                              16,333
         2003                                              18,090
         2004                                              20,036
         Thereafter                                         5,337
                                                          -------
                                                          $86,025
                                                          =======

6.       STOCKHOLDERS' EQUITY:

During the year the company offered a Private Placement of stock. As part of this Private Placement, units were sold. Each unit consisted of two shares of stock and one warrant. The stock was sold at $4.00 a share with the warrant giving the stockholder the right to purchase stock at $6.00 a share. These warrants expire three years from the date of issuance.

As a result of this Private Placement, 67,616 shares of stock were issued during the year, which increased Stockholders' Equity $270,464.

Separately, a stockholder exercised stock options acquiring 2,500 shares of stock at $2.00 per share thus increasing Stockholders' Equity $5,000.

7.       EXTRAORDINARY ITEM:

The company withdrew the registration statement it had filed during the year with the Securities and Exchange Commission for issuing publicly traded stock. As part of that registration the company incurred offering costs of $257,144. As a result of the withdrawal these costs are being expensed during this year.

8.       LEASING ARRANGEMENTS:

The Company has a lease for its office and storage facility under a two-year lease. The lease began July 15, 1998, and expires July 14, 2000. The monthly rent including sales tax on this lease is $4,455. The following is a schedule of future rental payments as of June 30, 1999.

         YEAR ENDED JUNE 30

         2000                               $53,460
                                            =======

9.       SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

INTEREST AND INCOME TAXES PAID

Cash paid for interest and income taxes during the year ended June 30, 1999 were as follows:

         Interest                           $30,305
                                            =======
         Income Taxes                       $ 6,782
                                            =======

10.      FINANCIAL INSTRUMENTS:

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. As of June 30, 1999, the Company had no significant concentrations of credit risk.

11.      INCOME TAXES:

The Company has an income tax loss carryforward totaling $107,416 that may be offset against future taxable income. If not used, the carryforward will expire June 30, 2019.

12. EARNINGS PER SHARE.

                                         FOR THE YEAR ENDED JUNE 30, 1999
                                         --------------------------------
                                    LOSS           SHARES            PER SHARE
                                    (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                    -----------    -------------     ---------
Basic EPS:
Loss available to
common stockholders                 $(270,977)     $2,803,316        $ (.097)
                                    =========      ==========        =======
Diluted EPS:
Loss available to
common stockholders
& assumed conversions               $(270,977)     $2,850,816        $ (.095)
                                    =========      ==========        =======

                               AMAZON HERB COMPANY
                                  BALANCE SHEET

                                     ASSETS

                                                 1999             1998             1997             1996             1995
                                                                              (unaudited)
Current Assets:
          Cash                                   27,147           76,825           18,154           13,635           57,229
          Accounts receivable - trade            94,967          276,122          169,394           81,379           40,271
          Other receivables                       4,155              -0-           20,674           56,777           64,683
          Inventory                           1,131,865          719,667          594,368          755,313          192,339
          Prepaid expenses                        1,241           10,090            1,140            1,378              299
          Income taxes receivable                97,566              -0-              -0-              -0-              -0-
          Deferred income tax benefit            45,928              -0-              -0-              -0-              -0-
                                            -----------      -----------      -----------      -----------      -----------
                   Total current assets       1,402,869        1,082,704          803,730          908,482          354,821
                                            -----------      -----------      -----------      -----------      -----------
          Property and equipment                170,669           79,714           95,442           95,587           86,541
          Less accumulated depreciation         (76,218)         (78,201)         (90,749)         (85,327)         (67,343)
                                            -----------      -----------      -----------      -----------      -----------
                                                 94,451            1,513            4,693           10,260           19,198
                                            -----------      -----------      -----------      -----------      -----------
Other Assets:
          Deposits                               25,036           21,244            4,607            4,607            4,383
          Start up costs                              0                0            1,110            2,320            4,232
                                            -----------      -----------      -----------      -----------      -----------
          Net of accumulated
                   amortization)                 25,036           21,244            5,717            6,927            8,615
                                            -----------      -----------      -----------      -----------      -----------
Total Assets                                $ 1,522,356      $ 1,105,461      $   814,140      $   925,669      $   382,634
                                            ===========      ===========      ===========      ===========      ===========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                 1999             1998             1997             1996             1995
Current Liabilities:
          Accounts payable                      373,285          155,331          110,288          159,315           45,793
          Accrued expenses                          305            2,697            6,441           21,512           17,620
          Current income taxes payable              -0-            6,782           40,158           37,537              -0-
          Line of credit                        190,000          150,000              -0-              -0-              -0-
          Current maturities of
             Long-term debt                      11,481            2,296            7,053           96,865           30,997
          Customer deposits                          27              221              -0-              -0-              -0-
          Loans from stockhholder                25,000              -0-              -0-          110,936              -0-
                                            -----------      -----------      -----------      -----------      -----------
          Total current liabilities             600,098          317,327          163,940          426,165           94,410
                                            -----------      -----------      -----------      -----------      -----------
Long-term debt, less current
 maturities                                      74,544              -0-            2,296            9,691           49,909
                                            -----------      -----------      -----------      -----------      -----------

                                      F-11

                                             LIABILITIES AND STOCKHOLDER'S EQUITY (CONT'D)

Stockholder's Equity:
    Common Stock, $01. par value                 28,033           27,332           68,330           66,800           61,100
    Preferred Stock, $1.00 par value                -0-              -0-              -0-              -0-              -0-
    Additional paid-in capital                  852,531          577,768          436,770          372,000          209,300
          Offering costs                            -0-          (55,093)             -0-              -0-              -0-

          Retained earnings                     (32,850)         238,127          142,804           51,013          (32,085)
                                            -----------      -----------      -----------      -----------      -----------
    Total Stockholder's Equity                  847,714          788,134          647,904          489,813          238,315
                                            -----------      -----------      -----------      -----------      -----------
Total Liabilities & Stockholder's
        Equity                              $ 1,522,356      $ 1,105,461      $   814,140      $   925,669      $   382,634
                                            ===========      ===========      ===========      ===========      ===========

                               AMAZON HERB COMPANY
                    STATEMENT OF INCOME AND RETAINED EARNINGS
          FOR THE YEARS ENDED JUNE 30, 1999, 1998, 1997, 1996 AND 1995

                                                1999             1998             1997             1996             1995
Sales                                       $ 2,546,284      $ 2,526,828      $ 2,377,528      $ 2,118,514      $ 1,291,422

Cost of sales                                   939,261      $ 1,082,672      $ 1,031,670      $   760,774          281,089

         Gross Profit                         1,607,023      $ 1,444,156      $ 1,345,858      $ 1,357,740        1,010,333

Expenses:
         General and administrative           1,697,330      $ 1,291,300      $ 1,192,135      $ 1,203,972          958,406
         Interest                                30,305            3,050           14,528           14,733           16,165
         Depreciation and Amortization           11,192            7,480            7,398           26,595           28,634

         Income (Loss) from Operations         (131,804)         142,326          131,797          112,440            7,128

Other Income:
         Interest/Miscellaneous                      42                3              152            8,196           87,991
         Net income (loss) before taxes        (131,762)         142,329          131,949          120,636           95,119

(Income Taxes)Benefit                            37,000          (47,006)         (40,158)         (37,537)             -0-
Write-off of offering costs                    (176,215)             -0-              -0-              -0-              -0-
         Net Income (Loss)                     (270,977)          95,323           91,791           83,099           95,119

Retained earnings - beginning of year           238,127          142,804           51,013          (32,086)        (127,205)

Retained earnings - end of year                 (32,850)         238,127          142,804           51,013          (32,085)

Earnings per common share                         (.097)           .0349            .0336              -0-              -0-

Earning per common share-
assuming dilution                                 (.095)           .0342            .0330              -0-              -0-

                               AMAZON HERB COMPANY
                        STATEMENT OF STOCKHOLDERS' EQUITY
         FOR YEARS ENDED JUNE 30, 1999, JUNE 30, 1998, AND JUNE 30, 1997

                                                                ADDITIONAL
                                      COMMON        COMMON       PAID-IN      OFFERING       RETAINED
                                      SHARES         STOCK       CAPITAL       COSTS         EARNINGS          TOTAL
Balances, June 30, 1996             6,680,000      $ 66,800      $372,000          -0-       $  51,013      $ 489,813

Affect on capital structure
Issuance of stock                     153,000         1,530        64,770          -0-             -0-         66,300
Net Income                                -0-           -0-           -0-          -0-          91,791         91,791
Balances, June 30, 1997             6,833,000      $ 68,330      $436,770          -0-       $ 142,804      $ 647,904

Affect on capital structure:
1 for 2.5 reverse stock split      (4,099,800)      (40,998)       40,998          -0-             -0-            -0-

Issuance of stock options                 -0-           -0-       100,000          -0-             -0-        100,000
Offering expenses paid                    -0-           -0-           -0-      (55,093)            -0-        (55,093)
Net income                                -0-           -0-           -0-          -0-          95,323         95,323
                                  -----------      --------      --------     --------       ---------      ---------
Balances, June 30, 1998             2,733,200      $ 27,332      $577,768     $(55,093)      $ 238,127      $ 788,134

                                                                ADDITIONAL
                                      COMMON        COMMON       PAID-IN      OFFERING       RETAINED
                                      SHARES         STOCK       CAPITAL       COSTS         EARNINGS          TOTAL
Balances, June 30, 1998             2,733,200      $ 27,332      $577,768     $(55,093)      $ 238,127      $ 788,134
Affect on capital structure:
Issuance of stock                      70,116           701       274,763          -0-             -0-        275,464
Offering expenses expired                 -0-           -0-           -0-       55,093             -0-         55,093
Net Loss                                  -0-           -0-           -0-          -0-        (270,977)      (270,977)
                                  -----------      --------      --------     --------       ---------      ---------
Balances, June 30, 1999             2,803,316      $ 28,033      $852,531     $    -0-       $ (32,850)     $ 847,714
                                  ===========      ========      ========     ========       =========      =========

                               AMAZON HERB COMPANY
                             STATEMENT OF CASH FLOWS
      FOR THE YEARS ENDED JUNE 30, 1999, JUNE 30, 1998, JUNE 30, 1997, AND
                                  JUNE 30, 1996

                                                   1999           1998           1997           1996
Cash flows from operating activities
Net income/net loss before
   extraordinary items                          $ (94,762)     $  95,323      $  91,791      $  83,099
Adjustments to reconcile net income to
   Net cash used by operations
Depreciation (including capitalized
   amounts)                                        11,192          7,480          7,398         26,595
(Increase) decrease in:
   Accounts receivable (net)                      181,155       (106,728)       (88,015)       (41,108)
   Inventory                                      412,198)      (125,299)       160,945        562,974)
   Prepaid expenses                                 8,849         (8,950)           238         (1,079)
   Other receivables                               (4,155)        20,674         36,103          7,906
   Deposits                                        (3,792)       (16,637)           -0-           (224)
   Income taxes receivable                        (97,566)           -0-            -0-            -0-
   Deferred income tax benefit                    (45,928)           -0-            -0-            -0-
Increase (decrease) in:
   Accounts payable                               217,954         45,043        (49,027)       113,524
   Accrued expenses                                (2,392)        (3,744)       (15,071)         3,892
   Customer Deposits                                 (194)           221            -0-            -0-
   Loans from stockholder                             -0-            -0-       (110,936)       110,936
   Current income taxes payable                    (6,782)       (33,376)         2,621         37,537
                                                ---------      ---------      ---------      ---------
         Net cash provided (used) by
         operating activities                    (248,619)      (125,993)        36,047       (221,896)
                                                ---------      ---------      ---------      ---------
Cash flows from investing activities
   Purchases of property & equipment             (104,130)        (3,477)          (621)       (17,637)
   Disposition of property & equipment                -0-            287            -0-          1,889
                                                ---------      ---------      ---------      ---------
         Net cash used by
           Investing activities                  (104,130)        (3,190)          (621)        15,748)
                                                ---------      ---------      ---------      ---------
Cash flows from financing activities
   Extraordinary item - Disbursements            (121,121)             0              0              0
   Disbursements
     for offering costs                                 0        (55,093)             0              0
   Proceeds from issuance of common stock             701            -0-          1,530          4,780
   Proceeds from additional paid-in capital       274,763        100,000         64,770        163,620
   New borrowings:
    Long-term                                      74,544            -0-            -0-          6,528
    Short-term                                     80,341        150,000          0,000         93,000
   Debt reduction:
    Long-term                                         -0-         (7,053)        (7,395)          (294)
    Short-term                                     (6,156)           -0-       (109,812)       (73,583)
                                                ---------      ---------      ---------      ---------

                                                   1999           1998           1997           1996
         Net cash provided (used) by
           financing activities                   303,071        187,854        (30,907)       194,051
                                                ---------      ---------      ---------      ---------
         Net increase (decrease) in cash          (49,678)        58,671          4,519        (43,593)

Cash at beginning of year                          76,825         18,154         13,635         57,228
                                                ---------      ---------      ---------      ---------
Cash at end of year                                27,147         76,825         18,154         13,635
                                                =========      =========      =========      =========

                               AMAZON HERB COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                 JUNE 30, 1998, JUNE 30, 1997 AND JUNE 30, 1996

1.       Summary of Significant Accounting Policies:

Business Activity

         The Company imports, processes and sells herbs and herbal extracts. They also operate a network marketing business to assist in these sales.

BASIS OF ACCOUNTING

         The Company uses the accrual basis of accounting for financial statements and income tax reporting purposes. Revenues are recognized and billed when sales are ordered and shipped.

INVENTORY

         Inventory is stated at the lower of cost or market. Cost is determined by the first-in-first-out method, and market represents the lower of replacement cost or estimated net realizable value.

DEPRECIATION

         Property and equipment are stated at cost. Depreciation is computed under the modified accelerated cost recovery system. Use of the modified accelerated cost recovery system approximates generally accepted accounting principles. No material variance is produced between the use of this method.

CASH

         The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

EARNINGS PER SHARE

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128") which is effective for interim and annual financial statements for periods ending after June 15, 1997. Under FAS 128, basic and diluted earnings per share are to be presented.

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in this period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

                               AMAZON HERB COMPANY
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                     JUNE 30, 1998, JUNE 1997, AND JUNE 1996

1.       Summary of Significant Accounting Policies: - (Continued)

Offering Expenses

         The company's offering expenses related to its direct public offering are reflected on the balance sheet in the stockholders equity section as a reduction of capital investment. These expenses offset future capital inflows from the public offering. If the public offering is not successful, these expenses will be written off against income.

INCOME TAXES

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. No provision for deferred taxes has been made since there are no timing differences reported for financial statements and income tax purposes.

2.       Accounts Receivable:

         Management considers all account receivable to be collectible. Thus, no allowance for uncollectibles has been established in these financial statements.

3.       Inventory:

         The inventory consists of the following:

                                                       June 30,
                                      1998         1997         1996
                                    --------     ---------------------
         Raw materials              $593,870     $466,724     $651,655
         Finished products          $125,797     $127,644     $103,658
                                    --------     --------     --------
                                    $719,667     $594,368     $755,313
                                    ========     ========     ========

4.       Property and Equipment:

         Property and Equipment consists of the following:

         Furniture and fixtures        1,762        2,217        2,217
          Equipment                   77,953       93,225       93,270
                                    --------     --------     --------
                                    $ 79,715     $ 95,442     $ 95,587
                                    ========     ========     ========

5.       Long-term debt:

Long-term debt at
Consists of the following:

                                                                 June 30,
                                                             1998       1997
                                                            ------     ------
Note payable to bank, payable in monthly
installments of $224, including interest
at 14.25%                                                   $2,296     $4,484

Note payable to bank, payable in monthly
installments of $224, including interest                       -0-      1,726

Note payable to bank, payable in monthly
installments of $513, including interest                       -0-      3,139
                                                            ------     ------
                                                            $2,296     $9,349

Less current maturities                                      2,296      7,053
                                                            ------     ------
                                                            $  -0-     $2,296
                                                            ======     ======

Annual requirements to amortize long-term debt are as follows:

Year Ended June 30                        1998                  1997

         1998                            $  -0-                $7,053
         1999                             2,296                 2,296
         2000                               -0-                   -0-
         2001                               -0-                   -0-
         2002                               -0-                   -0-
         2003                               -0-                   -0-
         Thereafter                         -0-                   -0-
                                         ------                ------
                                         $2,296                $9,349
                                         ======                ======

Long-term debt at June 30, 1996 consists of the following:

Unsecured note payable to a minority shareholder,
payable in monthly installments of $2,932, including
interest at 12%                                                 $ 30,398

Unsecured note payable to a minority shareholder,
payable in monthly installments of $2,221, including
interest at 12%                                                   23,029

Note payable to bank, payable in monthly installments
of $224, including interest at 14.25%                              6,234

Note payable to bank, payable in monthly installments
of $224, including interest                                        3,797

Note payable to bank, payable in monthly installments
of $513, including interest                                        9,813

Unsecured note payable to a minority shareholder,
payable in monthly installments of $2,665 including
interest at 12%                                                   33,285
                                                                --------
                                                                 106,556
                           Less current maturities                96,865
                                                                --------
                                                                $  9,691
                                                                ========

Annual requirements to amortize long-term debt are as follows:

                   Year ended June 30

                            1997                                $ 96,865
                            1998                                   7,591
                            1999                                   2,100
                            2000                                     -0-
                            2001                                     -0-
                         Thereafter                                  -0-
                                                                --------
                                                                $106,556
                                                                ========

6.       Stockholders' Equity:

         During the year ended June 30, 1998, the company authorized a 1 for 2.5 reverse stock split, reducing the number of outstanding common shares from 6,833,000 to 2,733,200. The stock split has been retroactively reflected in these financial statements. In addition, the company created a class of preferred stock and authorized 2,000,000 shares. As of June 30, 1998, there were no outstanding shares of preferred stock. During the year the company incurred $55,093 of offering costs related to its pursuit of becoming a publicly held company. As of June 30 the registration statement filed with the Securities & Exchange Commission had not been declared effective and no stock had been authorized for sale.

         On May 1, 1998, the company adopted a Stock Option Plan. This plan authorized a maximum number of common shares which may be issued of 1,000,000. The total number of common shares with respect to which stock options may be granted to any participant during any year will not exceed 100,000 shares. The term of all option may not exceed ten years. If not terminated earlier, the 1998 Stock Option Plan will terminate on May 1, 2008.

         On May 1, 1998 the company sold 50,000 stock options at $2 per option. For every option owned the owner is entitled to buy one share of common stock of the company for $2 per share making the effective price $4 per share. These options expire March 31, 2001.

         During the year ended June 30, 1997, the company issued 153,000 additional shares of stock for a total of $66,300. This amount included common stock and additional paid-in-capital.

         During the year 1996, the company issued 478,000 additional shares of stock for a total of $168,400. This amount included common stock and additional paid-in capital. Loans from the majority stockholder totaling $110,936 were outstanding on June 30, 1996.

7.       Leasing Arrangements:

         During the year ended June 30, 1997, the Company leased its office and storage facility under three (3) two-year leases. The leases began April 1, 1997, and expire March 31, 1999. The monthly rent including sales tax on these leases is $3,402. During the year ended June 30, 1998, the Company entered into a lease at a new office and storage facility under a two-year lease. The lease begins July 15, 1998, and expires July 14, 2000. The monthly rent including sales tax on this lease is $4,359. The lease provides for CPI adjustments after year one. The following is a schedule of future rental payments as of June 30, 1998, and June 30, 1997.

         Year ended June 30                           1998           1997

                  1998                              $    -0-       $ 40,824
                  1999                                52,308         30,618
                  2000                                52,308            -0-
                                                    --------       --------
                                                    $104,616       $ 71,442
                                                    ========       ========

         During the year ended June 30, 1996, the Company leased its office and storage facility under two (2) two-year leases and one sixteen (16) month lease. One lease began December, 1995, and expires March 31, 1997. The monthly rent including sales tax on this lease is $1,137. The other two leases began April, 1995, and expire March 1997. The monthly rent including sales tax on these leases is $2,129. The following is a schedule of future rental payments as of June 30, 1996.

         Year ended June 30

                  1997                              $ 29,394
                                                    ========

8.       Supplemental Disclosures of Cash Flow Information:

         Interest and Income Taxes Paid

         Cash paid for interest and income taxes during the years ended June 30, 1998, June 30, 1997 and June 30, 1996 were as follows:

                                     1998     1997     1996

         Interest                  $ 3,050  $14,528  $14,733
                                   =======  =======  =======

         Income Taxes              $80,382  $37,537  $   -0-
                                   =======  =======  =======

9.       Financial Instruments:

         Concentrations of Credit Risk

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade account receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. As of June 30, 1998, June 30, 1997, and June 30, 1996, the Company had no significant concentrations of credit risk.

10.      Earnings per share:

                                                For the year ended June 30,

                                       1998                                      1997

                        Income        Shares       Per-Share      Income        Shares      Per Share
                      (Numerator) (Denominator)      Amount     (Numerator)      (Den.)       Amount
Basic EPS:
Income available to
common stockholders     $95,323     2,733,200        $.0349       $91,791      2,733,200      $.0336
                        =======     =========        ======       =======      =========      ======
Diluted EPS:
Income available to
common stockholder
& assumed conversions   $95,323     2,783,200        $.0342       $91,791      2,783,200      $.0330
                        =======     =========        ======       =======      =========      ======

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Florida Statute Section 607.0850 provides that a corporation may indemnify directors and officers, as well as other employees and agents, along with a director, officer, employee or agent against of another corporation, partnership, joint venture, trust, or other enterprise, against expenses incurred in legal proceedings connected with their service to the corporation, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, had no reasonable cause to believe his or her conduct was unlawful.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         3.0    Amended Articles of Incorporation of Amazon Herb Company
         3.1    Bylaws of Amazon Herb Company
         4.0    Specimen Stock Certificate
         4.1    Form of Class A Common Stock Purchase Warrant
         5.0    Opinion of Hackney & Miller P.A., as to legality
        10.0    Amazon Herb Company 1998 Stock Option Plan
        10.1 Purchase Agreement by and between Amazon Herb Company and Terradyne Naturale, Inc.

        10.2 Business Lease Agreement by and between Amazon Herb Company and Jupiter Industrial Associates
        10.3    Investment Advisory Agreement with Crown Capital Advisors, Inc.
        23.0 Consent of Bernard J. Donth, C.P.A., independent certified public accountants
        23.1    Consent of Hackney & Miller P.A. (included in Exhibit 5.0)

ITEM 22. UNDERTAKINGS

         The undersigned registrant hereby undertakes as follows:

         (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 ( c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) Every prospectus that (i) is filled pursuant to paragraph (1) immediately preceding or (ii) purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of any amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) The undersigned registrant will deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirement of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, will deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) The registrant will respond to requests for information that is incorporated by reference into the prospectus pursuant to Item of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (6) The registrant will supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of an included in the registration statement when it became effective, except where the transaction in which the securities being offered pursuant to the registration statement would itself qualify for an exemption under Section 5 of the Securities Act of 1933, absent the existence of other similar (prior or subsequent) transactions.

         (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (8) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement or any material change to such information in the registration statement.

         (9) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (10) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this registration statement to be signed by the undersigned, thereunto duly authorized, in the City of Jupiter, State of Florida, on December 14, 1999.

                                            Amazon Herb Company

                                            /s/ JOHN H. EASTERLING
                                            ------------------------------------
                                            By: John H. Easterling
                                            Title: President

                            SPECIAL POWER OF ATTORNEY

The undersigned constitute and appoint John H. Easterling their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form S-4 Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

Signature                 Title                       Date

/s/ John Easterling       Director              January 13, 2000
---------------------
John Easterling

/s/ Michael J. Perry      Director              January 13, 2000
---------------------
Michael J. Perry

/s/ Ted Nicholas          Director              January 13, 2000
---------------------
Ted Nicholas

/s/ Robert Butwin         Director              January 13, 2000
---------------------
Robert Butwin

                                 Exhibit Index

Exhibit No.      Exhibit Description

   3.0           Amended Articles of Incorporation of Amazon Herb Company
   3.1           Bylaws of Amazon Herb Company
   4.0           Specimen Stock Certificate
   4.1           Form of Class A Common Stock Purchase Warrant
   5.0           Opinion of Hackney & Miller P.A., as to legality
  10.0           Amazon Herb Company 1998 Stock Option Plan
  10.1 Purchase Agreement by and between Amazon Herb Company and Terradyne Naturale, Inc.
  10.2 Business Lease Agreement by and between Amazon Herb Company and Jupiter Industrial Associates
  10.3           Investment Advisory Agreement with Crown Capital Advisors, Inc.
  23.0 Consent of Bernard J. Donth, C.P.A., independent certified public accountants
  23.1           Consent of Hackney & Miller P.A. (included in Exhibit 5.0)